7/25

07025528

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeon Co Ltd

*CURRENT ADDRESS

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34806 FISCAL YEAR 2-20-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/26/07

082-34806

ANNEX B

April 11, 2007

Brief Statement of Financial Results for the Fiscal Year ended February 2007

AARIS
2-20-07

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: April 5, 2006
US GAAP: Not applicable

1. Consolidated Earnings of the Fiscal Year ended February 20, 2007 (February 21, 2006~ February 20, 2007)

(1) Consolidated Operating Result

	Total Revenues	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2007	4,824,775 (8.9)	189,728 (14.2)	188,303 (7.0)
Fiscal Year ended February 2006	4,430,285 (5.6)	166,105 (13.2)	175,989 (12.7)

	Net Income	Net Income per Share	Net Income per Share after adjustment of potential shares	Return on equity (ROE)	Return on investment (ROI)	Ratio of recurring profit from operating income
	Millions of Yen (%)	Yen	Yen	%	%	%
Fiscal Year ended February 2007	57,656 (99.3)	77.31	77.30	7.3	5.8	3.9
Fiscal Year ended February 2006	28,932 (△53.4)	39.61	39.56	4.4	6.2	4.0

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit:

Fiscal Year ended February 2007 △5,226(millions of yen)

Fiscal Year ended February 2006 2,040(millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):

Fiscal Year ended February 2007 745,767,753shares

Fiscal Year ended February 2006 724,875,522 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Total Revenues, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2007	3,534,346	1,200,783	25.8	1141.40
Fiscal Year ended February 2006	2,928,682	676,151	23.1	932.50

Note Number of shares outstanding on term end (consolidated):

Fiscal Year ended February 2007 800,208,044 shares

Fiscal Year ended February 2006 725,409,348 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2007	141,644	△364,248	314,348	382,851
Fiscal Year ended February 2006	137,054	△166,793	35,785	285,387

(4) Matters concerning the Range of Consolidation and Equity Method

Number of Consolidated Subsidiaries: 129

Number of Equity Method Affiliates: 25

(5) Changes in the Range of Consolidation and Equity Method

Number of New Consolidated Subsidiaries: 16

Number of Excluded Consolidated Subsidiaries: 17

Number of New Equity-Method Affiliates: 2

Number of Excluded Equity-Method Affiliates: 4

2. Forecast of Consolidated Earnings Fiscal Year ending February 2008 (February 21, 2007～February 20, 2008)

	Total Revenues	Operating Income	Recurring Profit	Net Incomes
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Whole Fiscal Year	5,250,000over	200,000～210,000	205,000~215,000	70,000～76,000

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
Aeon Marche +6 others
Equity-MethodAffiliates
Posful Corporation
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+4 others
Equity-Method Affiliates
Kasumi Co., Ltd.
(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
(Other Retail Stores)
Consolidated Subsidiaries
Aeon SuperCenter Co, Ltd(SuC)
Tachibana Department Store Co., Ltd. (Department Store)
Sunday Co., Ltd. (Homecenter)
+1 others
Equity-Method Affiliates
Nakasan Co., Ltd. (Department Store)
Supply of merchandise
Supply of merchandise
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
ORIGIN TOSHU Co.,Ltd.
+23 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
WELCIA KANTO Co, Ltd
Kraft Inc.
Terashima Co.,Ltd.
TAKA-Q Co,Ltd
YAMAYA Co.
TURUYA Co, Ltd +2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
Diamond City Co., Ltd.
+16 others
Equity-Method Affiliates
Loc Development Co., Ltd
+ 4 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand)· Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Aeon Eaheart Co., Ltd. (Restaurant)
AEON delight Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD. +44 others
Equity-Method Affiliates total 7

[Footnotes: Translation Omitted]

<u>Operating Result and Financial Condition</u>

1. Operating Result for the current interim period

① Results from operation and the status of each business segments

Consolidated Result	FYE Feb. 2007 (Current period)	FYE Feb. 2006	FYE Feb. 2005	FYE Feb. 2004
Total Revenue (Millions of Yen)	4,824,775	4,430,285	4,195,843	3,546,215
Operating Income (Millions of Yen)	189,728	166,105	146,777	132,212
Recurring Profit (Millions of Yen)	188,303	175,989	156,099	131,354
Net Income or Net Loss (△) for the current period (Millions of Yen)	57,656	28,932	62,066	55,316

(Translation Omitted)

Status of each business segment	Total Revenue	Compared to Same Previous Period	Operating Income	Compared to Same Previous Period
Type of Segment	Millions of Yen	%	Millions of Yen	%
GMS	3,836,401	105.3	75,184	118.7
Special Store	609,665	122.1	16,218	74.0
Development	126,992	185.6	38,538	183.3
Service and Others	662,351	109.1	61,586	101.6
Total	5,235,410	108.7	191,528	114.7
Elimination of Intra-Company Transaction	△410,635		△1,800	
Consolidated	4,824,775	108.9	189,728	114.2

GMS (GMS, Supermarkets, Convenience Stores, Department stores and others)

Special Store (Women's apparel and accessories, Family casual fashions, Health and beauty, and other special stores)

Development (Shopping center Development, and Property management services)

Service and Others (Finance, Amusement, Food service, Facility management service, Merchandise operation, and others)

<Status of Consolidated Operation Result>

[Translation Omitted]

<Status of Operation Result from each segment>

[Translation Omitted]

② Status of each Operation

[GMS]

(GMS)

[Translation Omitted]

(Supermarket)

[Translation Omitted]

[GMS in Asia and China]

[Translation Omitted]

[Special Store Operations]

[Translation Omitted]

[Development Operations]

[Translation Omitted]

[Service and Other Operations]

[Translation Omitted]

2. Financial Condition

<Status of Consolidated Assets, Liabilities, and Cash Flows>

(Millions of Yen)

	FYE Feb. 2007 (This period)	FYE Feb. 2006	FYE Feb. 2005	FYE Feb. 2004
Total Assets	3,534,346	2,928,682	2,752,088	2,609,271
Shareholders' Equity	1,200,783	676,151	632,022	479,090
Interest Bearing Debts	1,041,589	857,840	738,833	710,050
Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(547,325)	(444,095)	(358,632)	(279,892)
Excluding Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(494,264)	(413,744)	(380,200)	(430,158)
Ending balance of cash and cash equivalent	382,851	285,387	274,366	281,723
Cash Flow from the Operating Activities	141,644	137,054	69,089	174,050
Cash Flow from the Investing Activities	△364,248	△166,793	△125,190	74,083
Cash Flow from the Financing Activities	314,348	35,785	49,787	△63,020

※Note: (Translation Omitted)

(Status of Assets and Liabilities of Interim Figures for the Half Year ended)

<Status of Total Assets>

(Translation Omitted)

<Status of Liabilities>

(Translation Omitted)

(Status of Cash Flow of Interim Figures for the Half Year ended)

<Ending balance of cash and cash equivalents>

(Translation Omitted)

<Status of Cash Flow from the Operating Activities>

(Translation Omitted)

<Status of Cash Flow from the Investing Activities>

(Translation Omitted)

<Status of Cash Flow from the Financing Activities>

(Translation Omitted)

3. Forecast of Next Fiscal Year

(Translation Omitted)

Forecast of consolidated		Whole FYE February 2008 (Forecast of Whole FYE)	FYE February 2007 (Results of Pervious Period)
Total Revenue	Millions of Yen	5,250,000 over	4,824,775
Operating Income	Millions of Yen	200,000~210,000	189,728
Recurring Profit	Millions of Yen	205,000~215,000	188,303
Net Income	Millions of Yen	70,000~76,000	57,656
Net Income per share	Yen	87~95	77.31
Return On Equity	%	7.4~8.0	7.3
Number of New Stores (Including Non-Consolidated)		Whole FYE February 2008 (Forecast of Whole FYE)	FYE February 2006 (Results of Pervious Period)
GMS	Stores	14	17
Supermarket (SM)	Stores	53	53
Super Center (SuC)	Stores	4	5
Total (Including others)	Stores	78	93

(Translation Omitted)

Management Policy

1. General Management Policy
[Translation Omitted]

2. Basic policy regarding profit distribution
(1) Medium and Long Term Policy:
[Translation Omitted]
(2) Profits and Dividends distribution scheduled for FYE February 2007
[Translation Omitted]
(3) Profits distribution for FYE Feb, 2008 (scheduled)

3. Basic policy regarding the reduction in minimum investment unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]
(1) Medium to Long Term Objective: Foster global competitiveness.
[Translation Omitted]
(2) Medium Term Strategy:
① Promotion of Group Growth Strategy
[Translation Omitted]
② Establishment of Stable Financial Ground which support our group growth strategy
[Translation Omitted]
③ Strength the base of Enterprise Value to be improved: Creation of group synergy and establishment of corporate ethics
[Translation Omitted]

5. Status of the Implementation of the "Corporate Governance Reform" for the current period.
[Translation Omitted]

6. Status of the Implementation of the "Group Management Reform" for the Current Period.
(1) Basic ideas
[Translation Omitted]
(2) The Implementation for the current period
[Translation Omitted]

7. Status of the Implementation regarding the 「Social Responsibility Investment」 for the current interim period

(1) Basic Idea

[Translation Omitted]

(2) Status of the Implementation of environmental and social activities for the current interim period

[Translation Omitted]

8. Matters to be Resolved

(1) Seeking to Exploit Further the Merits of Scale

[Translation Omitted]

(2) Creating new shopping centers adapted to changing operating environment

[Translation Omitted]

9. Others

(1) Equity and operational alliance The Daiei, Inc. and Marubeni Corporation

[Translation Omitted]

(2) Consolidation of SC Development Subsidiaries

[Translation Omitted]

(3) GMS reconstruction and merger in Hokkaido and Kyushu

① Acceptance of Posful Corporation's Third-party allocation of shares and demerger

[Translation Omitted]

② Merger of Aeon Kyushu Co. Ltd. and Mycal Kyushu Co.

[Translation Omitted]

082-34806

ANNEX B

January 5, 2007

Brief Statement of Financial Results of the Fiscal Year for third quarter ended February 2006

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account: April 5, 2006
US GAAP: Not applicable

1. Consolidated Earnings of the Fiscal Year ended February 20, 2006 (February 21, 2006~ November 20, 2006)

(1) Consolidated Operating Result

	Total Revenues	Operating Income	Recurring Profit	Net Income (Third Quarter)
	Millions of Yen %	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2007, Third Quarter	3,533,704 (9.6)	106,507 (18.9)	107,138 (10.9)	25,553
Fiscal Year ended February 2006, Third Quarter	3,222,775 (5.0)	89,613 (14.5)	96,637 (12.2)	△10,554
Fiscal Year ended February 2006	4,4330,285 (5.6)	166,105 (13.2)	175,989 (12.7)	28,932 (△53.4)

	Net Income Per Shares (Third Quarter)		Net Income per Share after adjustment of potential shares	
	Yen	Sen	Yen	Sen
Fiscal Year ended February 2007, Third Quarter	35	11	35	08
Fiscal Year ended February 2006, Third Quarter	△14	56		
Fiscal Year ended February 2006	39	61	39	56

[Operating Results]
(Translation Omitted)

[Segments]
<GMS Operations>
(Translation Omitted)

<Special Stores Operations>
(Translation Omitted)

<Developer Operations>
(Translation Omitted)

<Service Operations>
(Translation Omitted)

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2007, Third Quarter	3,485,945	1,137,522	24.7	1,085.00
Fiscal Year ended February 2006, Third Quarter	2,966,060	634,964	21.4	875.98
Fiscal Year ended February 2006	2,928,682	676,151	23.1	932.50

Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2007, Third Quarter	64,268	△304,179	314,107	363,298
Fiscal Year ended February 2006, Third Quarter	77,923	△125,019	52,300	283,075
Fiscal Year ended February 2006	137,054	△166,793	35,785	285,387

(Translation Omitted)

(Condition of Cash Flow)

(Translation Omitted)

[Reference]

. Forecast of Consolidated Earnings Fiscal Year ending February 2007 (February 21, 2006～ February 20, 2007)

	Total Revenues	Operating Income	Return on assets	Return on equity
	Millions of Yen	Millions of Yen	%	%
Whole Fiscal Year	4,800,000over	200,000～210,000	2.2～2.4%	9.0～9.5

[Footnotes: Translation Omitted]

CONSOLIDATED Balance Sheet

	This Quarter (1st Quarter FYE 20, 2007)	Same quarter, Previous year (1st Quarter FYE 20, 2006)	Increase /Decrease		(reference) Fiscal Year Ended February 20, 2006
	Amount	Amount	in amount	in percentage	Amount
(Assets)					
I Current Assets					
1 Cash on hand and in bank	372,192	290,499	81,692	28.1	292,375
2 Notes receivable and accounts receivable	322,747	281,426	41,320	14.7	254,896
3 Securities	3,187	6,464	△ 3,276	△ 50.7	6,478
4 Merchandise inventories	332,945	301,261	31,684	10.5	286,546
5 Deferred tax assets	41,813	29,561	12,251	41.5	25,873
6 Finance receivables	501,980	426,991	74,988	17.6	439,365
7 Others	115,991	103,224	12,767	12.4	100,502
Allowance for doubtful accounts	△ 45,141	△ 33,345	△ 11,795	35.4	△ 29,804
Total Current Assets	1,645,716	1,406,083	239,633	17.0	1,376,235
II Fixed Assets					
(1) Tangible Fixed Assets					
1 Buildings and structures	687,288	619,686	67,601	10.9	612,757
2 Furniture and fixtures	110,053	96,947	13,106	13.5	99,833
3 Land	273,632	231,024	42,607	18.4	230,490
4 Construction in progress	41,259	24,407	16,852	69.1	21,120
5 Others	758	382	376	98.4	423
Total tangible fixed assets	1,112,992	972,448	140,544	14.5	964,625
(2) Intangible Fixed Assets	138,856	52,879	85,978	162.6	52,070
(3) Investments and other assets					
1 Investment securities	130,551	145,007	△ 14,456	△ 10.0	151,566
2 Deferred tax assets	47,099	27,294	19,805	72.6	28,187
3 Fixed leasehold deposits to lessors	342,027	308,323	33,704	10.9	302,412
4 Store rent suspence account	4,259	8,005	△ 3,745	△ 46.8	9,579
5 Others	84,689	79,113	5,575	7.0	77,677
Allowance for doubtful accounts	△ 20,375	△ 33,415	13,040	△ 39.0	△ 33,930
Total of investment and other assets	588,251	534,327	53,923	10.1	535,493
Total fixed assets	1,840,100	1,559,655	280,445	18.0	1,552,189
III Deferred Assets					
Stock issue costs	128	322	△ 193	△ 60.0	257
Total Deferred Assets	128	322	△ 193	△ 60.0	257
Loss on transfer of the substitutional portion	3,485,945	2,966,060	519,885	17.5	2,928,682

	This Quarter (1st Quarter FYE 20, 2007)	Same quarter, Previous year (1st Quarter FYE 20, 2006)	Increase /Decrease		(reference) Fiscal Year Ended February 20, 2006
	Amount	Amount	in amount	in percentage	Amount
(Liabilities)					
I Current Liabilities					
1 Notes and accounts payable ··· trade	535,724	511,523	24,200	4.7	498,424
2 Short-term borrowings (other than commercial paper)	143,042	74,785	68,257	91.3	95,713
3 Curernt portion of long-term debt	146,987	85,870	61,117	71.2	101,996
4 Current portion of bonds	30,000	20,050	9,950	49.6	20,050
5 Commercial paper	18,000	32,000	△ 14,000	△ 43.8	11,000
6 Income taxes payable	33,560	23,800	9,760	41.0	41,737
7 Accrued bonuses	34,195	28,100	6,094	21.7	11,877
8 Provision for store closing expenses	4,534	7,603	△ 3,068	△ 40.4	6,810
9 Current portion of obligations under reorganization proceedings	1,892	8,583	△ 6,691	△ 78.0	1,892
10 Notes payable for properties	58,602	69,789	△ 11,187	△ 16.0	51,756
11 Others	306,336	271,286	35,050	12.9	220,498
Total current liabilities	1,312,876	1,133,393	179,482	15.8	1,061,757
II Fixed Liabilities					
1 Bonds	175,263	163,914	11,348	6.9	174,061
2 Long-term debt	523,708	462,612	61,095	13.2	455,018
3 Deferred tax liabilities	19,727	9,839	9,888	100.5	9,821
4 Reserve for retirement grants	45,040	37,126	7,914	21.3	38,866
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,806	1,494	312	20.9	1,578
6 Provision for store closing expenses	9,025	2,802	6,223	222.1	8,670
7 Provision for contingent liabilities	1,975	1,982	△ 6	△ 0.3	2,162
8 Obligations under reorganization proceedings	14,327	45,005	△ 30,678	△ 68.2	14,563
9 Lease deposits from lessees	208,138	164,732	43,406	26.4	163,789
10 Negative goodwill		66,838	△ 66,838	-	64,657
11 Others	36,532	23,069	13,463	58.4	25,302
Total Fixed Liabilities	1,035,547	979,417	56,131	5.7	958,492
Total of Liabilities	2,348,423	2,112,810	235,612	11.2	2,020,249
(Equity)					
I Shareholder's Equity					
1 Common Stock	192,574		192,574		
2 Capital surplus	258,487		258,487		
3 Retained earnings	387,647		387,647		
4 Treasury Stock-at cost	△ 845		△ 845		
Total of Shareholders' Capital			0		
II Assessment and Reduction's balance			0		
1 Balance of Market Securities' Assessment	19,814		19,814		
2 Profit or loss of roll over hedge	△ 166		△ 166		
3 Foreign currency translation adiustments	4,824		4,824		
Total of Assessment and Reduction's balance	24,473		24,473		
III Share warrant	321		321		
IV Minority Interests	274,863		274,863		
Total of equity	1,137,522		1,137,522		
Total of Liabilities and Equity	3,485,945		3,485,945		
(Minority Interests)					
Minority Interests		218,286	△ 218,286	-	232,280
(Equity)					
I Common stock		101,798	△ 101,799	-	101,798
II Capital surplus		1,667,710	△ 1,667,711	-	167,710
III Retained earnings		336,732	△ 336,732	-	376,532
IV Unrealized gain on available-for-sale securities		27,423	△ 27,423	-	28,028
V Foreign currency translation adjustments		2,060	△ 2,060	-	2,845
VI Treasury stock		△ 760	760	-	△ 763
Total of equity		634,964	△ 634,964	-	676,151
Total of Liabilities, Minority Interests and Equity		2,966,060	△ 2,966,060	-	2,928,682

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	-763	645,277
Variance(in this period)					
Issue of new common stocks	90,776	90,776			
Dividends			-10,872		-10,872
Bonus to directors and corporate auditors			-322		-321
Interim(this period) net income			25,553		25,553
Purchases of treasury stocks				-81	-81
Disposal of treasury stocks		0		0	0
Loss from changing number of consolidated stocks			-4,004		-4,004
others			760		760
Other variance(in this period)					
Total of variance	90,776	90,776	11,114	-81	192,586
Closing balance at Nov. 20th, 2006	192,574	258,487	387,647	-845	837,863

	Assessment and Reduction's balance				Share Warrant	Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adiustmen	Total of Assessment and Reduction's balanc			
Closing balance at Feb. 20th, 2006	28,028		2,845	30,874		232,280	908,432
Variance(in this period)							181,552
Dividends							-10,872
Bonus to directors and corporate auditors							-322
Interim(this period) net income							25,553
Purchases of treasury stocks							-81
Disposal of treasury stocks							0
Loss from changing number of consolidated stocks							-4,004
others							760
Other variance(in this period)	-8,214	-166	1,979	-6,401	321	42,583	36,503
Total of variance	-8,214	-166	1,979	-6,401	321	42,583	229,089
Closing balance at Nov. 20th, 2006	19,814	-166	4,824	24,473	321	274,863	1,137,522

STATEMENTS OF CONSOLIDATED CASH FLOWS

(unit: millions of yen)

Item	Consolidated 3rd Quarter (3rd Quarterly FYE Feburuary 2007)	Previous 3rd Quarter (3rd Quarter FYE 20, 2006)
I Cash Flows from Operating Activities		
Income before income taxes and minority interests	81,770	27,977
Depreciation and amortization	90,042	76,546
Amortization of negative goodwill-net	△ 3,080	△ 6,393
Increase (decrease) in allowance for doubtful accounts	29,283	13,177
Increase (decrease) in reserves for bonus	21,772	19,249
Increase in employees retirement benefit	5,713	3,601
Increase (decrease) in provision of loss for closing stores	△ 2,393	△ 849
Interest and dividend income	△ 3,646	△ 2,268
Interest expense	8,127	4,924
Gain on equity-method investment	731	△ 750
Gain on sale of fixed assets	△ 2,406	△ 953
Loss on sale or retirement of fixed assets	3,151	2,448
Impairment loss	25,285	78,329
Increase in trade receivables	△ 66,418	△ 61,184
Decrease(Increase) in Inventory Assets	△ 35,917	△ 6,174
Increase in finance receivables	△ 70,871	△ 70,323
Increase(decrease) in notes and accounts	28,052	18,916
Net Increase/Decrease in Other assets or debt	33,622	28,029
Others	△ 2,615	3,211
Sub-total	140,202	127,516
Interest and dividend received	3,510	2,680
Interest paid	△ 8,326	△ 4,409
Income taxes, etc.	△ 71,117	△ 47,865
Cash Flows from Operating Activities	64,268	77,923
II Cash Flows from Investing Activities		
Purchases of marketable securities	△ 3,205	△ 5,000
Proceeds from sale of marketable securities	7,934	6,102
Purchases of properties	△ 185,602	△ 133,789
Proceeds from sale of properties	25,942	4,025
Purchases of investment securities	△ 9,669	△ 5,815
Proceeds from sales of investment securities	11,277	692
Cash paid in conjunction with the purchases of consolidated subsidiaries	△ 169,517	△ 8,273
Cash received in conjunction with the purchases of consolidated subsidiaries	969	-
Paymenrs for fixed leasehold deposits to lessors	△ 25,336	△ 17,338
Collection of fixed leasehold deposits to lessors	20,802	23,670
Proceeds from lease deposits from lessees	31,903	17,256
Repayments of lease deposits from lessees	△ 14,418	△ 10,147
Others	4,740	3,595
Cash Flows from Investing Activities	△ 304,179	△ 125,019
III Cash Flows from Financing Activities		
Net increase (decrease) in short-term debt and commercial paper	44,469	24,379
Proceeds from long-term debt	162,088	112,965
Repayments of long-term debt	△ 78,047	△ 88,508
Proceeds from Issue of bonds	31,000	58,264
Repayments by reimbursement of bonds	△ 20,000	△ 22,755
Proceeds from issuing common stock	180,411	-
Repayments of obligations under reorganization proceedings	△ 491	△ 15,325
Proceeds from issuance of subsidiaries' stock to minority shareholders	639	721
Repurchases of subsidiaries' stock from minority sbareholders	△ 139	△ 3,128
Dividends paid to shareholders	△ 10,872	△ 8,698
Dividends paid to minority shareholders	△ 8,003	△ 5,572
Others	13,054	△ 41
Cash Flows from Financing Activities	314,107	52,300
IV Foreign currency translation adjustment on cash and cash equivalents	394	3,505
V Net increase (decrease) in cash and cash equivalents	74,591	8,708
VI Beginning balance of cash and cash equivalents	285,387	274,366
VII Initial cash and cash equivalents (new consolidated subsidiary)	3,320	-
VIII Ending balance of cash and cash equivalents	363,298	283,075

Annex B

NON-CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	Non-Consolidated Fiscal Year End (Febraruy 20, 2007)		Previous Non-Consolidated Fiscal Year End (February 20, 2006)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	220,084		76,400	
2 Notes receivable	486		405	
3 Account Receivable	16,534		13,602	
4 Goods	120,136		114,916	
5 Supplies	362		368	
6 Prepaid expenses	2,632		2,439	
7 Deferred tax assets	8,815		6,653	
8 Account recevable - other	27,575		23,277	
9 Fixed leasehold deposits to lessors within 1 ye	5,746		5,716	
10 Other	7,764		8,541	
Allowance for doubtful accounts	-233		-214	
Total Current Assets	409,907	29.7	252,106	23.1
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings	242,374		234,245	
2 Structures	21,616		23,029	
3 Vehicles and delivery equipment	9		11	
4 Furnirture and fixtures	25,911		24,434	
5 Land	92,093		86,894	
6 Construction in progress	12,041		9,754	
Total Tangible Fixed Assets	394,047	28.6	378,370	34.6
(2) Intangible Fixed Assets				
1 Land lease rights	101		101	
2 Leaseholder rights	397		424	
3 Software	13,455		17,030	
4 House lease rights	390		414	
5 Telephone subscription rights	206		206	
6 Others	605		623	
Total Intangible Fixed Assets	15,156	1.1	18,801	1.7
(3) Investments and other assets				
1 Investment securities	77,043		81,957	
2 Shares of affiliates	282,502		148,836	
3 Capital contribution	13		5,034	
4 Capital contribution of affiliates	1,325		1,305	
5 Long-term loans	158		621	
6 Fixed account receivable	16,347		22,281	
7 Long-term prepaid expenses	23,482		20,033	
8 Deferred tax assets	21,871		17,938	
9 Fixed leasehold deposits to lessors	155,618		164,864	
10 Store rent suspence accounts	1,161		7,516	
11 Others	1,461		1,551	
Allowance for doubtful accounts	-23,207		-28,807	
Total investment and other assets	557,777	40.6	443,132	40.5
Total fixed assets	966,981	76.9	840,304	70.2
III Deferred Assets				
1 Cost of issued new stocks	-		257	
2 Stock delivary expense	1,063		-	
Total Deferred Assets	1,063	0.0	257	0.1
Total of Assets	1,377,952	100.0	1,092,668	100.0

Annex B

Item	Non-Consolidated Fiscal Year End (Febraruy 20, 2007) Amount	Ratio %	Previous Non-Consolidated Fiscal Year End (February 20, 2006) Amount	Ratio %
(Liabilities)				
I Current Liabilities				
1 Notes	23,582		26,112	
2 Accounts payable	162,767		150,546	
3 Short-term borrowings	-		8,400	
4 Curernt portion of long-term debt	16,047		16,058	
5 Current portion of bonds	20,000		20,000	
6 Account payable-other	23,958		22,364	
7 Accrued expenses payable	25,018		22,045	
8 Corporation taxes payable	19,579		8,232	
9 Consumption taxes payable	3,013		4,955	
10 Unearned revenue	2,039		1,813	
11 Deposit received	100,621		72,085	
12 Accrued bonuses	6,301		4,474	
13 Provision for store closing expenses	1,923		3,782	
14 Note payable for properties	38,451		32,465	
15 Gift certificate	16,913		15,920	
16 others	6,399		5,300	
Total Current Liabilities	466,617	33.9	414,558	37.9
II Fixed Liabilities				
1 Bonds	91,000		80,000	
2 Long-term debt	71,722		66,769	
3 Reserves for retirement grants	11,558		8,194	
4 Allowance for losses on investments and others	8,124		4,612	
5 Provision for store closing expenses	115		399	
6 Provision for contingent liabilities	1,692		2,160	
7 Lease deposits from lessees	95,754		88,620	
8 Others	2,023		2,290	
Total Fixed Liabilities	281,994	20.4	253,046	23.2
Total of Liabilities	748,611	54.3	667,604	61.1
(Shareholders` Equity)				
I Common Stock			101,798	9.3
II Capital surplus				
1 Additional paid-in capital			167,707	
2 Other capital surplus			3	
III Retained earnings				
1 Legal reserve			11,770	
2 Voluntary reserves			109,151	
3 Unappropriated retained earnings			11,723	
IV Unrealized gain on available-for-sale securities			23,673	2.2
V Treasury Stock-at cost			-763	-0.1
Total of equity			425,064	38.9
Total of Liabilities, Minority Interests and Shareholders` Equity			1,092,668	100.0
(Equity)				
I Shareholder's Equity				
1 Common Stock	198,791	14.4		
2 Capital surplus				
(1) Additional paid-in capital	264,700	19.2		
(2) Other capital surplus	4			
3 Retained earnings				
(1) Legal reserve	11,770			
(2) Other retained earnings	134,454			
4 Treasury Stock-at cost	-777	0.0		
Total of Shareholders' Capital	608,944	44.2		
II Assessment and Reduction's balance				
1 Balance of Market Securities' Assessment	20,240			
2 Profit or loss of roll over hedge	-149			
Total of Assessment and Reduction's balance	20,091	1.5		
III Stock acquisition rights	305	0.0		
Total of equity	629,340	45.7		
Total of Liabilities and Equity	1,377,952	100.0		

Non-CONSOLIDATED PROFIT AND LOSS STATEMENTS

Item	This Fiscal Year (February 21, 2006 – February 20, 2007) Amount		Ratio	Previous Fiscal Year (February 21, 2005 – February 20, 2006) Amount		Ratio
			%			%
I Net sales		1,836,255	100.0		1,785,379	100.0
II Cost of sales						
Begginig balance of Inventories	114,916			128,240		
Purchase	1,360,182			1,312,484		
Total	1,475,098			1,440,725		
	1,478			5,038		
Ending balance of Inventories	120,136	1,353,484	73.7	114,916	1,320,770	74.0
Gross profit on sales		482,771	26.3		464,608	26.0
III Rental and other revenues						
Gain on leased assets	90,310			77,494		
Gain on selling and underwriting fee	33,699	124,009	6.7	30,036	107,530	6.0
Gross profit		606,781	33.0		572,139	32.0
IV Selling, general and administrative expenses						
Advertizing expense	34,361			33,169		
Provision for doubtful accounts	40			56		
Employee salaries and bonuses	205,528			197,449		
Provision of bonuses	6,301			4,474		
Legal employee benefits expense	31,984			30,480		
Charges for utilities	32,113			31,811		
Depreciation and amortization	43,337			41,076		
Mentenance fee	37,708			36,613		
Land and house rent	102,631			96,738		
Others	79,197	573,204	31.2	75,975	547,842	30.6
Operating Income		33,576	1.8		24,297	1.4
V Non-operating income						
Interest income	912			697		
Dividend income	12,617			9,601		
Others	3,956	17,486	1.0	3,543	13,842	0.7
VI Non-operating expenses						
Interest expense (excluding bond coupons)	1,801			1,504		
Interest expense (bond coupons only)	2,236			2,106		
Provision for bad debt	23			1,194		
Provision for contingent losses	121			52		
Others	2,833	7,017	0.4	2,164	7,021	0.4
Recurring profit		44,045	2.4		31,117	1.7
VII Extraordinary profit						
Gain from reversal for allowance for doubtful accounts	-			5,510		
Gain on sales of affiliated companies	20,892			3,482		
Receipts from insurance due to natural disaster	-			1,756		
Gain on sales of Investment securities	6,116			-		
Others	2,887	29,896	1.6	802	11,552	0.7
VIII Extraordinary loss						
Impairment loss	20,914			32,397		
Loss provision for investment	5,865			2,128		
Losses due to natural disasters	-			852		
Others	5,463	32,243	1.7	1,857	37,236	2.1
Income before tax		41,698	2.3		5,433	0.3
Corporation and other taxes	20,922			6,813		
Adjustments of corporation and other taxes	△ 3,675	17,246	1.0	△ 3,662	3,150	0.2
Net Income		24,452	1.3		2,282	0.1
Retained earnings carried forward		-			9,440	
Unappropriated retained earnings		-			11,723	

Annex B

STATEMENTS OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	Previous Non-Consolidated Fiscal Year End (February 20, 2006)	
I Unappropriated retained earnings		11,723
II Reversal of voluntary reserve		
1) Reversal of reserve for special amortization	291	
2) Reversal of reserve for reduction entries for fixed assets	404	
3) Reversal of special reserve for reduction entries for fixed assets	361	1,057
		12,780
III Appropriated retained eanings		
1 Cash dividends	10,872	
2 Voluntary reserve		
1) Reserve for special amortization	209	
2) Reserve for reduction entries for fixed assets	361	
3) Special reserve for reduction entries for fixed assets	2	11,446
IV Retained earnings carried forward to the next term		1,333
Date of Boards' approval	2006/4/5	

Nonconsolidated Statement of changes in equity

	Shareholders equity								
		Capital surpulus			Retained earnings				
	Common Stock	Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings	Treasury stocks	Total shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,707	3	167,710	11,770	120,875	132,645	△ 763	401,390
Variance(in this period)									
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)						-	-		-
Items appropriated out of earnings by the board of directors in April 2006(note3)						△ 10,872	△ 10,872		△ 10,872
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reserve for asset-reduction entry related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
Reversal of reserve for special asset-reduction entry account related to the business year under						-	-		-
Net income						24,452	24,452		24,452
Issue of new common stocks	96,992	96,992		96,992					193,985
Purchases of treasury stocks								△ 14	△ 14
Disposal of treasury stocks			0	0				1	2
Other variance(in this period)									
Total of variance	96,992	96,992	0	96,993	-	13,579	13,579	△ 13	207,553
Closing balance at Feb. 20th, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225	△ 777	608,944

	Assessment and Reduction's balance			Stock acquisition rights	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	23,673	-	23,673	-	425,064
Variance(in this period)					
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)					-
Items appropriated out of earnings by the board of directors in April 2006(note3)					△ 10,872
Reserve for special depreciation related to the business year under review					-
Reversal of reserves for special depreciation related to the business year under review					-
Reserve for asset-reduction entry related to the business year under review					-
Reversal of reserve for asset-reduction entry related to the business year under review					-
Reserve for special asset-reduction entry account related to the buisness year under review					-
Reversal of reserve for special asset-reduction entry account related to the business year under					-
Net income					24,452
Issue of new common stocks					193,985
Purchases of treasury stocks					△ 14
Disposal of treasury stocks					2
Other variance(in this period)	△ 3,432	△ 149	△ 3,582	305	△ 3,276
Total of variance	△ 3,432	△ 149	△ 3,582	305	204,276
Closing balance at Feb. 20th, 2007	20,240	△ 149	20,091	305	629,340

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2006	961	9,329	361	98,500	11,723	120,875
Variance(in this period)						
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)	△ 291	△ 404	△ 361		1,057	-
Items appropriated out of earnings by the board of directors in April 2006(note3)	209	361	2		△ 11,446	△ 10,872
Reserve for special depreciation related to the business year under review	240				△ 240	-
Reversal of reserves for special depreciation related to the business year under review	△ 286				286	-
Reserve for asset-reduction entry related to the business year under review		71			△ 71	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 654			654	-
Reserve for special asset-reduction entry account related to the buisness year under review			61		△ 61	-
Reversal of reserve for special asset-reduction entry account related to the business year under			△ 64		64	-
Net income					24,452	24,452
Issue of new common stocks						
Purchases of treasury stocks						
Disposal of treasury stocks						
Other variance(in this period)						
Total of variance	△ 127	△ 626	△ 361	-	14,695	13,579
Closing balance at Feb. 20th, 2007	833	8,703	-	98,500	26,418	134,455

(note2) The following voluntary reserves, from earnings appropriated by the Board of Directors in April 2006, were reversed

Disposition of voluntary reserves

1. Reversal of reserve for special depreciation — 291 million of yen
2. Resersal of reserve for reduction entries for fixed assets — 404 million of yen
3. Reversal of sepecial reserve for reduction entries for fixed assets — 361 million of yen

(note3) The following is a breakdown of earnings appropriated by the Board of Directors in April 2006

1. Dividends — 10,872 million of yen
2. Voluntary reserves
   (1) Reserve for special depreciation — 209 million of yen
   (2) Reserve for reduction entries for fixed assets — 361 million of yen
   (3) Special reserve for reduction entries for fixed assets — 2 million of yen

Total — 11,446 million of yen

Annex B

CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	Consolidated Fiscal Year End (Febraruy 20, 2007)		Previous Consolidated Fiscal Year End (February 20, 2006)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	398,375		292,375	
2 Notes receivable and accounts receivable	322,989		254,896	
3 Marketable securities	4,478		6,478	
4 Merchandise inventories	322,182		286,546	
5 Deferred tax assets	35,773		25,873	
6 Finance receivables	507,115		439,365	
7 Others	112,875		100,502	
Allowance for doubtful accounts	-41,681		-29,804	
Total Current Assets	1,662,107	47.0	1,376,235	47.0
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures	719,892		612,757	
2 Furnirture and fixtures	117,775		99,833	
3 Land	282,069		230,490	
4 Construction in progress	22,431		21,120	
5 Others	1,138		423	
Total Tangible Fixed Assets	1,143,307	32.8	964,625	32.9
(2) Intangible Fixed Assets				
1 Software	27,036		28,912	
2 Consolidated adjustments	64,286		-	
3 Others	48,951		23,157	
Total Intangible Fixed Assets	140,273	4.0	52,070	1.8
(3) Investments and other assets				
1 Investment securities	131,355		151,566	
2 Deferred tax assets	45,583		28,187	
3 Fixed leasehold deposits to lessors	341,785		302,412	
4 Store rent suspence accounts	3,948		9,579	
5 Others	83,761		77,677	
Allowance for doubtful accounts	-18,840		-33,930	
Total investment and other assets	587,593	16.6	535,493	18.3
Total fixed assets	1,871,174	52.9	1,552,189	53.0
III Deferred Assets				
1 Cost of issued new stocks			257	
2 Stock delivary expense	1,063			
Total Deferred Assets	1,063	0.1	257	0.0
Total of Assets	3,534,346	100.0	2,928,682	100.0

Item	Consolidated Fiscal Year End (Febraruy 20, 2007)		Previous Consolidated Fiscal Year End (February 20, 2006)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts payable - trade	517,469		498,424	
2 Short-term borrowings (other than commercial paper)	98,979		95,713	
3 Curernt portion of long-term debt	143,546		101,996	
4 Current portion of bonds	30,000		20,050	
5 Commercial paper	6,000		11,000	
6 Income taxes payable	57,854		41,737	
7 Accrued bonuses	14,701		11,877	
8 Provision for store closing expenses	3,209		6,810	
9 Allowance fir point program	3,776		-	
10 Current portion of obligations under reorganization proceedings	2,501		1,892	
11 Note payable for properties	64,563		51,756	
12 Current portion of impairment loss on leased assets	1,879		1,986	
13 others	287,651		218,512	
Total Current Liabilities	1,232,134	34.9	1,061,757	36.3
II Fixed Liabilities				
1 Bonds	198,509		174,061	
2 Long-term debt	564,553		455,018	
3 Deferred tax liabilities	17,046		9,821	
4 Reserves for retirement grants	46,691		38,866	
5 Reserves for retirements grants for retiring directors and corporate auditors	1,999		1,578	
6 Provision for store closing expenses	8,794		8,670	
7 Provision for contingent liabilities	1,692		2,162	
8 Allowance for loss on refund of interest received	6,989		-	
9 Obligations under reorganization proceedings	11,911		14,563	
10 Lease deposits from lessees	209,105		163,789	
11 Impairment loss on leased assets	5,121		5,795	
12 Negative goodwill	-		64,657	
13 Others	29,012		19,507	
Total Fixed Liabilities	1,101,427	31.1	958,492	32.7
Total of Liabilities	2,333,562	66.0	2,020,249	69.0
(Minority Interests)				
Minority Interests			232,280	7.9
(Shareholders` Equity)				
I Common Stock			101,798	3.5
II Capital surplus			167,710	5.7
III Retained earnings			376,532	12.8
IV Unrealized gain on available-for-sale securities			28,028	1.0
V Foreign currency translation adjustments			2,845	0.1
VI Treasury Stock-at cost			-763	0.0
Total of equity			676,151	23.1
Total of Liabilities, Minority Interests and Shareholders` Equity			2,928,682	100.0
(Equity)				
I Shareholder's Equity				
1 Common Stock	198,791	5.6		
2 Capital surplus	264,704	7.5		
3 Retained earnings	419,438	11.9		
4 Treasury Stock-at cost	-848	0.0		
Total of Shareholders' Capital	882,086	25.0		
II Assessment and Reduction's balance				
1 Balance of Market Securities' Assessment	23,547	0.6		
2 Profit or loss of roll over hedge	-135	0.0		
3 Foreign currency translation adiustments	7,139	0.2		
Total of Assessment and Reduction's balance	30,551	0.8		
III Stock acquisition rights	305	0.0		
IV Minority Interests	287,840	8.2		
Total of equity	1,200,783	34.0		
Total of Liabilities and Equity	3,534,364	100.0		

CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	Consolidated Fiscal Year End (Febraruy 20, 2007)		Previous Consolidated Fiscal Year End (February 20, 2006)	
	Amount	Ratio	Amount	Ratio
		%		%
I Net sales	4,345,308	100.0	4,040,600	100.0
II Cost of sales	3,086,681	71.0	2,895,595	71.7
Gross profit on sales	1,258,626	29.0	1,145,005	28.3
III Rental and other revenues	479,466	11.0	389,684	9.7
Gross profit	1,738,093	40.0	1,534,690	38.0
IV Selling, general and administrative expenses	1,548,365	35.6	1,368,584	33.9
Operating Income	189,728	4.4	166,105	4.1
V Non-operating income	19,539	0.4	21,992	0.6
Interest income	3,796		1,950	
Dividend income	1,201		988	
Amortization of negative goodwill	3,865		8,452	
Equity in earnings of affiliated companies	-		2,040	
Penalties from tenants	1,761		1,686	
Others	8,913		6,873	
VI Non-operating expenses	20,963	0.5	12,108	0.3
Interest expense	10,801		6,061	
Equity in losses of affiliated companies	5,226		-	
Others	4,935		5,507	
Recurring profit	188,303	4.3	175,989	4.4
VII Special profit	17,064	0.4	27,370	0.7
Gain on sale of fixed assets	2,552		1,399	
Gain on sale of investment securities	7,955		2,863	
Gain on reversal of provision for allowance for doubtful accounts	822		11,685 5,391	
Gain on forgiveness of debt under reorganization proceedings of subsidiary	-		5,391	
Others	5,733		6,030	
VIII Special loss	51,602	1.2	103,115	2.6
Loss on retirement of fixed assets	3,061		2,611	
Impairment loss	32,804		83,335	
Provision for allowance for doubtful accounts	1,301		2,193	
Allowance for loss on refund of interest received	2,402		-	
Loss on sale of fixed leasehold deposits to lessors	1,386		2,431	
Provision for allowance for store closing	1,846		5,106	
Others	8,798		7,438	
Interim Income before income taxes and minority interests	153,765	3.5	100,244	2.5
Current income tax	82,934		61,531	
Deferred income tax	-21,156		-17,963	
Sub total	61,778	1.4	43,568	1.1
Minority interests in net (loss)income	34,331	0.8	27,743	0.7
Net income	57,656	1.3	28,932	0.7

STATEMENTS OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	Previous Consolidated Fiscal Year End (February 20, 2006)	
Capital Surplus		
I Initial Balance of Capital Surplus		167,710
II Increase in Capital Surplus		
Issue of new shares by capital increase	-	
Gain on disposal of treasury stocks	0	0
III Interim Term End		
Closing balance of capital surplus		167,710
Retained earnings		
I Initial Balance of Retained Earnings		356,004
II Increase in retained earnings		
Net income	28,932	
Others	554	29,486
III Decrease in retained earnings		
Dividends	8,698	
Bonus to directors and corporate auditors	260	8,958
IV Interim Term End		
Closing balance of retained earnings		376,532

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	-763	645,277
Variance(in this period)					
Dividends			-10,872		-10,872
Bonus to directors and corporate auditors			-322		-322
Net income			57,656		57,656
Issue of new common stocks	96,992	96,992			193,985
Purchases of treasury stocks				-85	-85
Disposal of treasury stocks		0		1	2
Loss from changing number of consolidated stocks			-4,004		-4,004
others			449		449
Other variance(in this period)					
Total of variance	96,992	96,992	42,906	-84	236,809
Closing balance at Feb. 20th, 2007	198,791	264,704	419,438	-848	882,086

	Assessment and Reduction's balance				Share Warrant	Minority Interests	Total of eq
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance			
Closing balance at Feb. 20th, 2006	28,028		2,845	30,874		232,280	908,432
Variance(in this period)							
Dividends							-10,872
Bonus to directors and corporate auditors							-322
Net income							57,656
Issue of new common stocks							193,985
Purchases of treasury stocks							-85
Disposal of treasury stocks							2
Loss from changing number of consolidated stocks							-4,004
others							449
Other variance(in this period)	-4,481	-135	4,293	-323	305	55,559	55,541
Total of variance	-4,481	-135	4,293	-323	305	22,229	292,351
Closing balance at Aug. 20th, 2006	23,547	-135	7,139	30,551	305	287,840	1,200,783

Annex B

STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	Consolidated Fiscal Year End (Febraruy 20, 2007)	Previous Consolidated Fiscal Year End (February 20, 2006)
I Cash Flows from Operating Activiries		
Interim Income before income taxes and minority interests	153,765	100,244
Depreciation expenses and amortization	122,663	103,871
Amortization of negative goodwill-net	-3,865	-8,452
Increase in allowance for doubtful accounts	39,648	19,061
Increase of Allowance for loss on refund of interest receiv	5,335	-
Increase in reserves for bonus	2,247	2,970
Increase in employees retirement benefit	7,748	5,181
Increase (decrease) in provision for store closing expenses	-3,956	4,222
Interest and dividend income	-4,998	-2,939
Interest expense	10,801	6,601
Foreign exchange(gain) loss	-2	9
Equity in losses (earnings) of affiliated companies	5,226	-2,040
Gain on sale of fixed assets	-2,552	-1,399
Loss on sale or retirement of fixed assets	5,663	3,111
Impairment loss	32,804	83,335
Capital gain (loss) on sale of securities	-7,950	-2,670
Gain on forgiveness of debt under reorganization proceedi of subsidiary	-	-5,391
Increase in trade receivable	-72,445	-34,810
Decrease(increase) in inventory assets	-23,825	9,681
Increase in finance receinabales	-76,497	-86,017
Increase(decrease) in notes and accounts payable-trade	8,212	3,738
Net increase/(decrease) in other assets or debt	17,962	-13,301
Others	7,579	6,289
Sub-total	223,563	191,293
Interest and dividend received	4,527	3,332
Interest paid	-11,028	-6,671
Income taxes paid	-75,417	-50,900
Cash Flows from Operating Activities	141,644	137,054
II Cash Flows from Investing Activities		
Purchases of marketable securities	-3,205	-5,000
Proceeds from sale of marketable securities	8,155	6,102
Purchases of properties	-244,892	-199,182
Proceeds from sale of properties	25,464	24,194
Purchases of investment securities	-11,601	-13,078
Proceeds from sales of investment securities	12,241	5,699
Cash received paid in conjunction with the purchases of consolidated subsidiaries	-169,517	-8,273
Proceeds from conjunction with the purchases of consolidated subsidiaries	969	-
Proceeds from sales of consoildated subsidiaries	-	51
Paymenrs for fixed leasehold deposits to lessors	-25,823	-25,209
Collection of fixed leasehold deposits to lessors	25,236	36,899
Proceeds from lease deposits from lessees	36,195	19,132
Repayments of lease deposits from lessees	-18,083	-12,958
Others	613	4,829
Cash Flows from Investing Activities	-364,248	-166,793
III Cash Flows from Financing Activities		
Net increase (decrease) in short-term borrowings	-16,215	24,009
Proceeds from long-term debt	230,063	146,846
Repayments of long-term debt	-115,980	-115,933
Proceeds from Issue of bonds	53,583	68,265
Repayments of redemption of debenture	-20,000	-22,830
Proceeds from issuance of common stock	193,096	-
Repayments of obligations under reorganization proceedings	-2,951	-48,353
Proceeds from issuance of subsidiaries' stock to minority shareholders	737	909
Repurchases of subsidiaries' stock from minority sbareholders	-233	-2,485
Dividends paid to shareholders	-10,872	-8,698
Dividends paid to minority shareholders	-8,284	-5,903
Others	11,407	-42
Cash Flows from Financing Activities	314,348	35,785
IV Foreign currency translation adjustment on cash and cash equivalents	2,399	4,974
V Net increase(decrease) in cash and cash equivalents	94,143	11,020
VI Initial cash and cash equivalents	285,387	274,366
VII Net increase of initial cash and cash equivalents from alteration of consoildated limit	3,320	-
VIII Closing balance of cash and cash equivalents	382,851	285,387

December 25, 2006

Aeon Co., Ltd.

Retirement age for all (approx. 120,000) Aeon employees to be extended to 65 years of age

Starting from fiscal year 2007, Aeon Co., Ltd. (Aeon) will roll out a new human-resource system, one that enables Aeon employees to work until the age of 65 based on their individual lifestyle preferences

The new HR system, adopted from a global perspective considering mandatory retirement ages of the Western developed countries, is a reform in response to the needs of our employees who have the desire to maintain stable work even after the age of sixty without worries. With this change, the Company strives to create an environment under which employees can work while maintaining a better balance in both work and home lifestyles and actively respond to the ever-changing needs of our customers.

This system is designed for our employees, who are the most important players in Aeon's business operations, to further leverage the experience, knowledge, and skills developed over the years in the business operations in order for the Company to sustain its growth. The advantage of the system is that it is not merely an extension of the mandatory retirement age to the age of 65. It also provides a wide range of options to employees in terms of working style, such as relocation possibilities, working hours, and location of work place, in response to the employees' various working style needs. There is no mandatory retirement age for managers/executives over the age of 60, and the wages will remain the same as those at the age of 59 as long as there are no changes in job titles, work assignments, or manner of working. In addition, promotions are also possible.

Additionally, the employment age for fixed-term contract workers, both full-timers and part-timers, will be extended to 65 years old, providing a system under which fixed-term contract employees can continue working until they reach the age of 65 with no concerns.

With the introduction of the new system, Aeon intends to further boost the job satisfaction of our employees, and even strives to enhance customer satisfaction and corporate value by taking advantage of the sophisticated professional skills of our

employees, such as their abundant knowledge of products and sales skills, in dealing with customers.

Aeon will continue to actively work for the realization of an innovative human resource system into the future.

Outline of the New System

1. Starting date of the new system: February 21, 2007

2. Applicable to: all employees (approximately 120,000 people)

(Breakdown: Regular employees [approximately 15,000 people], Fixed-term contract employees [approximately 105,000 people])

3. Working conditions

(1) Regular Employees: Mandatory retirement – 65 years of age

i) Manner of working

Continue the same manner of working as at the age of 59 until the age of 65

(Employees may choose from the following working styles at their own options.)

(A) Work full time at a chosen hometown

(B) Work shorter hours than full time at a chosen hometown

If an employee elects to work shorter hours than full time, such employee shall be re-hired as a contract worker once he or she retires from the Company.

ii) Compensation and benefits package

The wage of an employee at the age of 60 and over will remain the same as the wage at the time of age 59, as long as his/her job title, work assignment, and manner of working stay the same.

* No mandatory retirement age for managers and executives. Promotions are available.

iii) Employees at the age of 60 and over may switch their working style upon declaring their intentions on an annual basis.

(2) Fixed-term contract workers: Employment age is extended to the age of 65

i) Full-timers: The same as conditions (A) and (B) for regular employees

ii) Part-timers: Continue to receive the same hourly wages and other compensation/treatment as at the age of 59

4. Costs: There will be no major increase in labor costs, as Aeon had already abandoned the wage system based on age/service years and introduced the wage system based on job assignment/job titles, as well as the prepayment plan for retirement compensation.

February 13, 2007

Company Name: Aeon Co. Ltd.
Representative: Motoya Okada, President, CEO
(Code Number: 8267)
Inquiries: Yuiken Tsutsumi, Senior Operating Officer (Corporate Communications)
(Phone: 043-212-6061)

Notice concerning Capital Increases at an Affiliate and Extraordinary Loss

Aeon Co., Ltd. (Aeon) today received a request for capital increase from Posful Corporation (Posful).

In accordance with the November 2003 business and capital alliance agreement between Aeon and Posful, Aeon has decided to accept the request for capital increase, which includes the shift of Posful to a consolidated subsidiary of Aeon, in order to boost synergy among the Aeon Group and to further improve corporate values of Aeon and Posful in the Hokkaido Region.

Aeon will announce the details of the capital increase promptly after they have been determined.

Incidentally, the net profits of the Aeon's consolidated financial results for the fiscal year ending February 2007 is expected to decrease by approximately 4.2 billion yen, reflecting the performance forecast revision of Posful, an Aeon equity method affiliate.

February 20, 2007

Aeon Co., Ltd.

Notice Concerning Establishment of a New Company and Succession of Business Operations

This is to announce that Aeon Co., Ltd. has established a new company to succeed the business operations of Chubu-based Joy-copain Ltd., which manufactures and sells bread products, and start operations of the new company on February 21, 2007.

1. Purpose of founding the new company and succeeding business operations

The purpose of founding the new company and succeeding business operations is to establish the in-store bakery business as a new business model for Aeon. The new company has been formed in order to speedily achieve creation of the business model through such efforts as building of a competitive format and developing original products. To that end, Aeon inherits the operational expertise, equipment and personnel of an existing bakery operator, who possesses technology of its own, and thereby executes business management strategy and develops the business platform.

2. Schedule for the establishment of the New Company and Business Succession

January 16, 2007	Establish the new company
February 16, 2007	Sign an agreement for business assignment
February 20, 2007	Effective date of business succession
February 21, 2007	New company starts operations

3. Outline of the New Company

(1) Trade name:	Aeon Bakery System Co., Ltd.
(2) Representative:	Mikio Tamatani
(3) Headquarters:	5-1, 1-chome, Nakase, Mihama-ku, Chiba-Shi, Chiba
(4) Office:	1-8, 1-chome, Akebono, Yokkaichi-Shi, Mie
(5) Founded:	January 16, 2007
(6) Major businesses:	Manufacturing and sale of breads, and sale of food and beverage products
(7) Fiscal end:	February 20
(8) Capital:	150 million yen (Aeon Co., Ltd.: 95%)

4. Outline of Assigner

(1) Trade Name: Joy-copain, Ltd.

(2) Representative: Takeo Higuchi

(3) Address: 14-3 Jushichiken-cho, Yokkaichi-Shi, Mie

(4) Founded: October 31, 1984

(5) Major businesses: Manufacturing and sale of breads and confectionery, coffee house operation

(6) Effect on business performance

The effect on the business performance of Aeon Co., Ltd. for the current term is minimal.

(Translation for reference only)

Stock code: 8267

April 19, 2007

ÆON Co., Ltd.
1-5-1 Nakase, Mihama-ku
Chiba-shi, Chiba
Director, President and Representative Executive Officer: Motoya Okada

To the Shareholders of ÆON Co., Ltd:

Notice of the 82nd Ordinary General Meeting of Shareholders

You are cordially invited to attend the 82nd Ordinary General Meeting of Shareholders of ÆON Co., Ltd., which will be held as described below.

For those who will be attending the meeting in person, we request that you submit the enclosed Form for Exercising Voting Rights in Writing to a receptionist at the meeting site. Those who are unable to attend may vote their shares in writing or by electronic means (the Internet, etc.). After reviewing the enclosed reference material, please cast your vote by 8 p.m. on Thursday, May 10, 2007. Thank you for your cooperation.

The 82nd Ordinary General Meeting of Shareholders

1. Date and Time: Friday, May 11, 2007, 10:00 a.m.

2. Place: Makuhari Messe International Exhibition Hall 8
2-1 Nakase, Mihama-ku, Chiba-shi, Chiba
(Please note that the venue has changed from last year.)

3. Objectives of Meeting

Matters to be reported:
1. Business Report, Consolidated Financial Statements, and Nonconsolidated Financial Statements for the 82nd business year (from February 21, 2006 to February 20, 2007)
2. Report of Independent Auditors and Audit Committee on audit results for the Consolidated Financial Statements

Matters to be resolved:
Agenda Item: Election of seven (7) members of the Board of Directors

(Translation for reference only)

[For those voting their shares in writing]

For those voting their shares in writing, please return the completed Form for Exercising Voting Rights in Writing by no later than 8 p.m. on Thursday, May 10, 2007.

[For those voting their shares electronically (via the Internet, etc.)]

For those using electronic voting, please access the Company's designated Web site for voting (http://www.web54.net), enter the "proxy code" and "password" which are shown on the enclosed Form for Exercising Voting Rights in Writing, and follow the instructions on the screen to vote on the agenda items.

In the event of a duplicate vote, one cast in writing and the other cast electronically, the Company shall consider the later vote to be the valid one. However, if duplicate votes arrive on the same day, the Company shall consider the vote which is cast electronically to be the valid one.

If circumstances arise requiring that changes be made to any attachments or to the enclosed reference material, the Company will publish the items in their amended form on its Web site at http://www.aeon.info/.

Notes:

1. *This English version is a translation of points summarized from an original notice written in Japanese. When discrepancies in interpretation arise, the content of the Japanese notice shall take precedence.*
2. *The financial statements shown in this English-language notice are summaries of financial statements that are prepared in Japanese.*
3. *The Company's financial statements are prepared on the basis of generally accepted accounting principles in Japan.*
4. *However; please note that Web voting is not available for example, in case you are not a resident of Japan and have appointed a custodian in Japan of your shares according to the Rules for the Handling of Shares of the Company and other situations.*
5. *ÆON Co., Ltd's ordinary share issue* — *Local code: 8267*
SEDOL# 6480048 JP
ISIN# JP 3388200002

[Electronic Voting Platform for Institutional and Foreign Investors]

Registered shareholders, including standing proxies such as master trust banks, are entitled to use the Electronic Voting Platform Service offered by ICJ Inc., a joint venture established by Tokyo Stock Exchange Inc. and Japan Securities Dealers Association, as an electronic means to exercise their voting rights for the shareholder's meeting, provided that application was submitted in advance.

(Translation for reference only)

Business Report

(Year ended February 20, 2007)

1. Business Review

Consolidated

The Company and its 129 consolidated subsidiaries reported operating revenues of 4,824,775 million yen (108.9% of the previous year). Consolidated operating income was 189,728 million yen (114.2% of the previous year, or year to year increase of 23.6 billion yen). Including the results of 25 equity-method affiliated companies, consolidated ordinary income amounted to 188,303 million yen (107.0% of the previous year, or year to year increase of 12.3 billion yen). Each of these figures was a record high for the seventh consecutive year.

Revenues and profits in the general merchandise store segment, the group's core business, recovered thoroughly during the period. Notably, ÆON Co., Ltd. reported operating income of 33,576 million yen, approximately 9,200 million yen, surpassed the previous year and a sign of a sure and steady upswing in its profitability.

Supermarket operations were also strong, reporting a double-digit increase in profits. In the Asian region, the group expanded its store network in each market by developing shopping centers and opening new supermarkets. This resulted in higher revenues and profits in Asia operations. In the shopping center (SC) development business, the group increased its profits substantially through strong performances by ÆON Mall Co., Ltd. and by Diamond City Co., Ltd. The latter became a consolidated subsidiary during the period. The service business segment also performed well, reporting higher revenues and profits.

There were two new financings during the period, aimed at strengthening the financial underpinnings of the group's future growth: one which raised 193.4 billion yen through a public offering and a third-party allocation of shares, and another which raised 31 billion yen through the issuance of hybrid securities.

The group also integrated and reorganized a number of service-related subsidiaries owned by the Company and by MYCAL Co., Ltd. In the financial services segment, it continued to take steps designed to foster new growth, with the aim of building a comprehensive financial services business. These measures included the establishment of ÆON Financial Project Co., Ltd., which was formed to prepare the way to establishment of ÆON's own bank.

With respect to strategic alliances and acquisitions, the group added a number of companies to its subsidiaries: one, Sunday Co., Ltd., through the underwriting of a third-party allocation of shares; and two more, ORIGIN TOSHU Co., Ltd. and Diamond City Co., Ltd., through tender offers. To build a stronger importing operation for liquors, and food, as well as to strengthen its ability to

develop overseas-sourced merchandise, the Company established a joint-venture importing company with YAMAYA Corporation. It also entered into an operational alliance, involving the exchange of equity capital, with Belc Co., Ltd., a supermarket chain based in Saitama and Gumma prefectures. The group also strengthened and expanded tie-ups aimed at constructing new business models. These included a comprehensive business alliance with JAPAN POST and also the commencement of an agreement with East Japan Railway Company and NTT DoCoMo, Inc. related to the use of electronic money.

By endeavoring to move its business aggressively forward through shopping center development, the strengthening of existing businesses, and investments in new ventures designed to meet new needs, the ÆON Group will continue to contribute to the welfare of customers and residents of local communities alike, and to respond to the expectations of its shareholders.

Trends in operating results and assets

Years ended February 20; Millions of yen	2004	2005	2006	2007
Total revenues	3,546,215	4,195,843	4,430,285	4,824,775
Ordinary income	131,354	156,099	175,989	188,303
Net income	55,316	62,066	28,932	57,656
Net income per share (Yen)	165.57	88.71	39.61	77.31
Total assets	2,609,271	2,752,088	2,928,682	3,534,346
Total equity	479,090	632,022	676,151	1,200,783
Equity per share (Yen)	1,438.08	871.63	932.50	1,141.40

(Note) ÆON conducted a 1:2 common stock split in the year ended February 20, 2005. The figure for net income per share in this year is calculated as if the stock split had been conducted at the start of the financial year in question.


Total revenues
100 million yen
45,000
0
2004
2005
2006
2007


Operationg income
100 million yen
1,500
1,000
500
0
2004
2005
2006
2007

(Translation for reference only)

(1) Review of Operations

1) GMS and other retail store operations

[General merchandise store (GMS) operations]

Domestic GMS operations accounted for operating revenues of 2,927,833 million yen and operating income of 47,772 million yen, substantially higher than in the previous year.

Of special note was the markedly steady recovery of the Company on a non-consolidated basis. With existing store sales increasing on a year-on-year basis, ÆON Co., Ltd. reported substantial increases in both revenue and operating income, with the former increasing to 1,960,265 million yen (103.6% of the previous year) and the latter to 33,576 million yen (138.2% of the previous year). With dividends from subsidiaries increasing as a result of stronger operating performances, the GMS segment reported ordinary income of 44,045 million yen (141.5% of the previous year) and net income of 24,452 million yen (1,071.2% of the previous year). Each of these figures, from revenue to net income, represents an all-time high.

During the year under review, the group furthered reforms aimed at creating more attractive retail spaces for apparel, food, and household items and leisure goods, as a part of a program aimed at developing new GMS formats as anchor tenant of mall-type shopping centers. Of particular note in this regard was its implementation of lifestyle-proposal-type retail spaces at 50 stores, for which merchandise, floor design, and deployment of sales persons were renewed.

The GMS operations also pursued initiatives that capitalized on the scale merits of the ÆON Group, including expanding and strengthening joint sales promotions with other group companies, and increasing in the number of companies participating in direct transactions with manufacturers.

In terms of new store opening, the ÆON Group maintained a scrap and build policy designed to adapt to changes in site environments. This translated to the opening of 13 stores and the closing of 13 stores during the term. Among the stores that were opened was MYCAL Co., Ltd.'s first new store after five years and nine months.

[Supermarket and other retail store operations]

In Japan, the group opened 51 new supermarkets and closed 28, bringing the total number of stores to 755. The supermarket segment reported its second consecutive term of higher sales and profits, generating operating revenues of 652,150 million yen and operating income of 17,295 million yen.

Each company in the supermarket business pursued policies aimed at enhancing its competitiveness and at improving profit margins. Toward this end, supermarkets focused on expanding sales of TOPVALU, the ÆON Group's group-wide private brand, and on demand aggregation and joint procurement, which effectively utilized the group's scale merits. Joint

programs aimed at broadening and enhancing the group's technical training system were also expanded, complementing regionally based merchandising policies by individual companies and the development of home delivery and other services. In this way, this segment endeavored to establish competitive supermarket operations in each region.

During the year under review, Nafco Hasegawa Co., Ltd. became a consolidated subsidiary of Maxvalu CHUBU Co., Ltd. and changed its name to Maxvalu Nagoya Co., Ltd. Through its operational and equity-based alliance with Belc Co., Ltd., the supermarket operations have been engaged in joint procurement of merchandise and in reciprocal exchange of operational knowledge.

Ministop Co., Ltd. continued to expand its network of stores and, in the area of merchandising, worked with ÆON Co., Ltd. to develop original merchandise. Unseasonable weather, however, caused sales of seasonal items and soft drinks to grow at a slower-than-projected pace, which resulted in a decline in operating income.

[GMS and other retail store operations in Asia]

The group's network in Asia grew to 58 stores, generating operating revenues of 175,124 million yen and operating income of 8,260 million yen. This marked increases in both sales and profits.

In China, ÆON (China) Co., Ltd. opened the South China region's first mall-type shopping center, continuing its program of developing commercial facilities that are suited to the region's advancing motorization.

Meanwhile, in Malaysia, ÆON Co. (M) Bhd. increased its chain to 16 GMS stores with the addition of three new stores opened in mall-type shopping centers, including one mall that was developed by the company. ÆON Co. (M) Bhd. also began laying the foundations for renewed growth by opening of one supermarket during the year.

2) Specialty store operations

While the overall performance of specialty stores in Japan was quite satisfactory, segment profits decreased despite higher revenues due to a fall in the profits of overseas operations.

In the United States, THE TALBOTS, INC. reported higher operating revenues but lower earnings as its integration of The J. Jill Group, Inc. resulted in higher revenues but a temporarily heavier cost burden.

Of note domestically was the performance of MegaSports Co., Ltd. and Petcity Co., Ltd., both of which reported sharply higher revenues and profits, the former because of a program of human resources development and strengthened localization and the latter because of an aggressive program of store openings in shopping centers. Also reporting higher operating revenues and

profits were Cox Co., Ltd., and MIRAIYA SHOTEN Co., Ltd.

As part of its strategy for new growth, ORIGIN TOSHU Co., Ltd. began supplying food products to ÆON Co., Ltd. It also opened shops in ÆON's shopping centers and commenced operations in the Kansai region. Each of these strategies has gotten off to a very good start.

3) Shopping Center (SC) development operations

Reflecting the continual development of shopping centers, the gaining of stronger management and operational skills, and the inclusion of Diamond City Co., Ltd. into the ÆON Group as a subsidiary, the developer business reported substantially higher revenues and profits.

ÆON Mall Co., Ltd. and Diamond City Co., Ltd. opened a total of five shopping centers during the year. Contributing to the segment's surge in revenue and profits were the generally strong performance of these new projects, renovations of existing shopping centers, and ongoing tenant replacements which have brought in more attractive stores.

The developer segment also moved forward aggressively on mall-type shopping centers. Of particular note was the activity of equity-method affiliate LOC development Co., Ltd., which opened new projects in four locations.

As a result, the group's total commercial floor space increased to over 11 million square meters, which represents approximately a quarter of all shopping center floor space in Japan.

4) Service and other operations

Benefiting from solid gains posted by the group's finance companies, the service and other operations segment reported higher revenues and profits.

To strengthen this segment's operations, the Company combined the businesses of six of its subsidiaries and four of the subsidiaries of MYCAL Co., Ltd. This integration will foster not only improved management efficiency but also enhanced competitiveness and greater creditworthiness. Furthermore the integration will enable the service and other operations segment to articulate a growth strategy that is based on larger scale and a wider and deeper business network, and will also allow it to invest in new business areas.

ÆON Credit Service Co., Ltd. ended the term with 17.22 million cardholders in Japan and abroad, an increase of approximately 1.11 million over the previous year. The opening of new shopping centers and the issuance of new third-party cards on behalf of such companies as Cosmo Oil Co., Ltd. and Sunday Co., Ltd. contributed to this increase. On February 1, 2007, ÆON Credit Service began accepting payments in the form of electronic money at 89 of the ÆON Group's stores in Tokyo and its six neighboring Kanto region prefectures. In conjunction with the launch of this program, the company also began issuing the "ÆON Suica Card," a credit card containing an

electronic-money function. The company reported a profit decline on higher revenues because of its recognition of loan-loss provisions, which it believed were necessary to prepare for a future contraction of credit.

As part of a strategy to build a comprehensive financial services business, a decision was made to allow the ÆON Group to venture into the banking business. With the aim of launching this bank in fiscal 2007, the Company established ÆON Financial Project Co., Ltd. on May 15, 2006.

Business segment information

Year ended February 20, 2007; Millions of yen	Operating revenues	YOY%	Operating income	YOY%
GMS and other retail store operations	3,836,401	105.3	75,184	118.7
Specialty store operations	609,665	122.1	16,218	74.0
SC development operations	126,992	185.6	38,538	183.3
Service and other operations	662,351	109.1	61,586	101.6
Total	5,235,410	108.7	191,528	114.7
Eliminations	(410,635)	-	(1,800)	-
Consolidated	4,824,775	108.9	189,728	114.2

(Note) The main activities in each business segment are as follows:

GMS and other retail store operations

General merchandise stores (GMS), supermarkets, convenience stores, department stores, etc.

Specialty store operations

Specialty retail stores selling women's apparel, family casual apparel, health and beauty-care products, footwear, etc.

SC development operations

Development of shopping centers, leasing and management of commercial facilities, etc.

Service and other operations

Financial services, amusement facilities, food services, store maintenance, wholesaling, etc.


Total reevenue
100 million yen
45,000
30,000
15,000
0
2004
2005
2006
2007
Operationg income
100 million yen
600
400
200
0
2004
2005
2006
2007
GMS and other retail store operation
Specialty store operations
SC development operations
Service and other operations

(Translation for reference only)

Business segment information (Major subsidiaries and affiliates)


SC development operations
126,992 million yen
Service and other operations
662,351 million yen
Specialty store operations
609,665 million yen
Total revenues
GMS and other retail store operations
SC development operations
38,538 million yen
Service and other operations
61,586 million yen
Ordinary income
GMS and other retail store operations
Specialty store operations
16,218 million yen
Service and other operations
The Talbots, Inc.
YAMAYA CORP.
COX CO., LTD.
BLUE GRASS Co., Ltd.
WELCIA KANTO CO., LTD.
Medical Ikkou Co., Ltd.
ORIGIN TOSHU CO., LTD. and others
Speciality store operations
Financial services
ÆON CREDIT SERVICE CO., LTD.
ÆON CREDIT SERVICE(ASIA)CO., LTD.
AEON THANA SINSAP(THAILAND)PLC. and others
and others Services
ÆON DELIGHT CO., LTD.
ÆON Fantasy Co., Ltd.
ZWEI CO., LTD.
CERTO Coporation and others
Food services
ÆON Eaheart Co., LTD.
Food processing distribution, and other operations
AIC, Inc.
Cordon Vert CO., LTD.
Food Supply JUSCO Co., Ltd. and others
SC development operations
ÆON Mall Co., Ltd.
Dimond City Co., Ltd.
GMS and other retail store operations
General merchandise stores
ÆON CO., LTD.
Posful Corporation
ÆON KYUSHU CO., LTD.
ÆON Marche Co., Ltd.
ÆON CORPORATION
MYCAL KYUSHU CORPORATION
RYUKYU JUSCO CO., LTD.
AEON Stores(Hong KOng)Co., Ltd.
AEON Co., (M)., Ltd. and others
Supermarket
KASUMI CO., LTD.
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd.
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihpn Co., Ltd. and others
Home centers
SUNDAY CO., LTD. and others
Convenience stores
MINISTOP CO., LTD. and others

(2) Environmental Protection and Social Contribution Activities

To achieve continuous growth of enterprise value, ÆON is actively engaged in meeting its social responsibilities. The group has announced a basic policy relating to the prevention of global warming (CO_2 reductions, etc.), and is working to achieve the goals of the Kyoto Protocol from three perspectives: "merchandise"; "stores"; and "collaboration with customers."

As a part of this program, the group has taken a critical look at the way that checkout counter bags are being handed out. Starting January 11, 2007, under agreements with Kyoto City and several citizens' groups, ÆON's Jusco Higashiyama-Nijo Store has been involved in efforts to encourage customers to bring their own shopping bags to the store and to reduce the use of checkout counter bags.

The Eco-Store project launched in May 2005 at the ÆON Chikusa Shopping Center in Aichi Prefecture was implemented at two other locations during the year, at the ÆON Kashiwa Shopping Center in Chiba Prefecture and the ÆON Dainichi Shopping Center in Osaka Prefecture. ÆON's Eco-Stores are stores that adopt measures which deal more actively and directly with environment concerns.

Through the end of the year under review, more than 500 stores in the ÆON Group had entered into disaster prevention agreements with local municipalities. These agreements relate to cooperation and assistance during disasters, and include provisions for the supply of relief materials, the offering of evacuation sites, and for participation in joint disaster prevention drills. The group will endeavor to further its social contributions hereafter.

The ÆON Environment Foundation provides financial support to NPOs, NGOs, and individuals who are actively and continuously involved in efforts to preserve the global and local environments. Awards are offered to deserving organizations and individuals who respond to public invitations for applications. During the business year under review, the foundation received 208 applications for financial support, including those from persons and organizations responding under a special program to mark the 15th anniversary of the foundation's establishment. All told, in the 16 years of the program's existence (through the end of the year under review), the foundation has provided support totaling 1,623.39 million yen to 1,887 groups.

The foundation also supported tree-planting activity in three overseas locations and six locations in Japan. Overseas, the tree plantings took place in Qingdao, China, in Kenya, and in Thailand; in Japan, they took place at Shiretoko, Hokkaido, at Shimohama Beach, Akita Prefecture, and four other locations. Combined with the "ÆON Hometown Forests Program," which was begun in 1991, this brought the number of trees planted through programs sponsored by the ÆON Group to approximately 7.15 million.

Motivated by a desire to create smiles on children's faces, ÆON is also involved in a school building program abroad through which it has built 149 schools in Cambodia and 57 schools in Nepal. During the year under review, it began a school construction program in Laos aiming at building 100 schools, completing 30 schools in the program's initial year.

The ÆON 1% Club also contributes to communities by supporting local events, such as the Niihama Taiko Festival and the Goshono Summer Festival in Akita City.
ÆON will continue to carry out its social responsibilities as a corporate citizen hereafter, actively pursuing projects that contribute to environmental conservation and to the betterment of society.

Principal Fundraising Activities in Business Year Ended February 2007

Fundraising cause Yen	Customer donations	ÆON contribution	Total sum raised
Emergency aid presented to the victims of the Java Earthquake	-	21,800,000	21,800,000
Donations for "School Contribution in Laos" Project	45,057,258	50,000,000	95,057,258
Christmas wrapping campaign aimed at "Returning the Forests to Animals in Kenya"	11,502,725	12,000,000	23,502,725

(Note) ÆON matching contributions are disbursements made by the ÆON 1% Club and the ÆON Environment Foundation.

2. Prospective Challenges for the ÆON Group

The operating environment for the retailing industry is changing dramatically. In response to these changes, ÆON will seek to take advantage of its scale of operations to establish new foundations for business and management based on the trust that it has cultivated with its customers to date.

(1) Seeking to Exploit Further the Merits of Scale

Taking advantage of its approximately 5 trillion yen in sales, ÆON is pursuing cost reductions through joint procurement programs and through building efficient supply chains. The group will also continue its efforts to develop and provide customers with excellent merchandise at attractive prices by developing TOPVALU and other private brand products and expanding direct transactions with manufacturers and with domestic and overseas produce-growing areas.

Through a strategic alliance with The Daiei, Inc. and Marubeni Corporation, ÆON will seek to further exploit the scale merits.

(2) Creating New Shopping Centers Adapted to Changing Operating Environment

While continuing to develop shopping centers that contribute to the life and culture of the communities they serve, ÆON will accelerate the evolution of existing mall-type shopping centers. At the same time, it will make a strong push to develop new formats and projects, such as scaled-down facilities which contribute to revitalizing commercial areas near train stations, urban-type shopping centers, and shopping centers which serve smaller retail trade areas.

Furthermore, in response to the trend among consumers toward greater consumption of services, it will add a fuller complement of services to the tenant composition of its shopping centers, incorporating more restaurants, health and beauty outlets, amusement arcades, entertainment venues, financial service offices, and so on.

3. Overview of ÆON Co., Ltd. and ÆON Group (as of February 20, 2007)

(1) Main Business of ÆON Group

The ÆON Group comprises the parent company, ÆON Co., Ltd., 129 consolidated subsidiaries and 25 equity-method affiliated companies. The main business of the group is retailing, with a core presence in general merchandise stores (GMS). The group also includes specialty stores operations, shopping center (SC) development operations and service and other operations.

(2) Number of Stores of ÆON Group Businesses

1) Head Office of ÆON Co., Ltd.
   1-5-1, Nakase, Mihama-ku, Chiba-shi

2) Numbers of stores by format

Format	Number of stores	Format	Number of stores	Format	Number of stores
General merchandise stores	471	Home centers	93	Other retails	39
Supermarkets	765	Department stores	2	Financial services	58
Supercenters	22	Convenience stores	2,974	Food services	509
Discount stores	41	Specialty stores	4,376	Other services	942
				Total	**10,292**

(3) Capital Financing and Investment (Consolidated)

Capital investment by the ÆON Group into new stores and outlet renovations amounted to 270.7 billion yen. To finance these investments, the Company used a portion of the 193.4 billion yen that it raised through a public offering and a third-party allocation of shares. It covered the remainder of its investment needs in this regard through internal cash flow. Investments at other companies were funded primarily out of internal cash flow. Unspent capital from the public offering, etc. will be applied hereafter to new store openings, investments in shares, and investment and financing for subsidiaries in China and elsewhere.

(4) Operating Performance and Financial Status of the Company

Years ended February 20; Millions of yen	2004	2005	2006	2007
Total revenues	1,764,365	1,830,282	1,892,909	1,960,265
Ordinary income	27,593	22,439	31,117	44,045
Net income	15,795	12,382	2,282	24,452
Net income per share (Yen)	47.43	17.75	3.15	32.79
Total assets	980,148	1,038,783	1,092,668	1,377,952
Total equity	307,846	417,202	425,064	629,340
Equity per share (Yen)	924.40	575.54	586.41	786,63

(Note) ÆON conducted a 1:2 common stock split in the year ended February 20, 2005. The figure for net income per share in this year is calculated as if the stock split had been conducted at the start of the financial year in question

(5) Share-related Information

1) Number of shares authorized: 2,400,000,000 shares

2) Number of shares issued and outstanding: 800,208,044 shares
(including treasury shares)

(Note 1) The Company issued 70,000,000 new shares in conjunction with a public offering on November 8, 2006. This increased its total number of outstanding shares to 795,409,348 shares.

(Note 2) The Company issued 4,591,300 new shares in conjunction with a third-party allocation of shares on December 5, 2006. This increased its total number of outstanding shares to 800,000,648 shares.

(Note 3) On December 19, 2006, stock acquisition rights that had been issued in a third-party allocation of shares were exercised, resulting in the issuance of 3,996 new shares and increasing the number of outstanding shares to 800,004,644 shares.

(Note 4) On December 22, 2006, stock acquisition rights that had been issued in a third-party allocation of shares were exercised, resulting in the issuance of 203,400 new shares and increasing the number of outstanding shares to 800,208,044 shares.

3) Minimum share-trading unit: 100 shares

4) Number of shareholders at year-end: 130,474

5) The ten largest shareholders:

Thousands of shares	Shareholders' Investment in the Company	
	Number of Shares	Equity ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	66,057	8.26
Japan Trustee Services Bank (Trust Account)	41,959	5.25
Mizuho Corporate Bank, Ltd.	23,914	2.99
Aeon Group Environment Foundation	21,128	2.64
The Cultural Foundation of Okada	20,081	2.51
Norinchukin Bank	18,133	2.27
State Street Bank and Trust Company 505103	11,734	1.47
Tokio Marine & Nichido Fire Insurance Co., Ltd.	9,527	1.19
The Chase Manhattan Bank 385036	9,436	1.18
Mizuho Trust & Banking Company employee pension trust, Mizuho Bank, Ltd. account, asset management service trust for subtrustee	9,378	1.17

(Note 1) Calculations of equity ratio exclude treasury shares (550,044 shares).

(Note 2) The Chase Manhattan Bank 385036 and State Street Bank and Trust Company 505103 are all nominee share accounts that represent shares in ÆON owned primarily by institutional investors in Europe and the U.S. for custodial purposes.

(Note 3) On February 6, 2007, the Company received notice from the Capital Guardian Trust Company and four other affiliated companies that this group had acquired a collective stake in ÆON of 39,939 thousand shares (4.99% ownership). The table above does not include this information because the size of this shareholding had not been verified as of the business year-end (February 20, 2007).

(6) Items Related to the Company's Stock Acquisition Rights

1) Stock acquisition rights distributed as consideration for the execution of duties, and held by the Company's executive officers as of the final day of the business year under review

There are no such rights outstanding. It should be noted, however, that the Board of Directors, at its meeting of April 4, 2007, approved the issuance of ÆON Co., Ltd.'s first series of stock acquisition rights in accordance with a resolution adopted at the Ordinary General Meeting of Shareholders on May 12, 2006. These rights will be issued on April 21, 2007, as consideration for the execution of duties during the year under review. The principal facts concerning this first series are as follows.

i. Number of stock acquisition rights: 665

ii. Type and number of shares that are the subject of the stock acquisition rights: 66,500 shares of common stock (100 shares per stock acquisition right)

iii. Amount to be paid for stock acquisition rights: None

iv. Amount of assets contributed upon exercise of stock acquisition rights: 1 yen per share

v. Period for the exercise of stock acquisition rights: From May 21, 2007 to May 20, 2022

vi. Conditions for the exercise of stock acquisition rights

- The person receiving stock acquisition rights must be an executive officer of the Company at the time the rights are executed. However, even if a person retires from his/her position as executive officer of the Company, he or she may exercise those rights within a period of five years from the date of his/her retirement.
- When exercising stock acquisition rights, the executive officer must exercise the entire number of the rights in his/her possession and may not exercise them in installments.

vii. Stock acquisition rights held by the Company's executive officers

	Number of stock acquisition rights	Number of shares that are the subject of the rights	Number of persons holding rights
Executive officers	665	66,500	30

2) Other significant items related to stock acquisition rights

Under a decision made by President and Representative Executive Officer Motoya Okada on October 4, 2006, the Company issued its second series of stock acquisition rights on October 20, 2006 via a third-party allocation.

i. Party allocated the stock acquisition rights: Shinko Securities Co., Ltd.

ii. Number of stock acquisition rights: 1,020 (51 rights were exercised in December 2006, leaving a balance of 969 rights as of February 20, 2007)

iii. Type and number of shares that are the subject of the stock acquisition rights: These rights shall be exchanged for common stock. The number of shares that are distributed through the exercise of each stock acquisition right shall be the number that results when 10,000,000 yen is divided by the exercise price, with any fractional shares dropped.

iv. Amount to be paid for stock acquisition rights: 315,000 yen

v. Amount of assets contributed upon exercise of stock acquisition rights:
The exercise price shall initially be 3,196 yen per share. However, this price shall be adjusted by multiplying by 97.5% the average share price, weighted for trading volume, over three consecutive business days prior to the day on which the respective exercise of rights takes effect.

vi. Period for the exercise of stock acquisition rights:
For 10 years, beginning on October 23, 2006. This is provided, however, that twice each year, during specially stipulated exercise periods (periods of 10 trading days, beginning on the second Monday of each June and on the second Monday of each December), rights shall be exercised.

(7) Board of Directors, Executive officers and Outside Directors

1) Board of directors

Name	Position	Representative directorships at other corporations
Hideo Nojima	Chairman of the Board	
Motoya Okada	Nomination Committee; Compensation Committee	Chairman and Representative Director of MYCAL Co., Ltd.
Yoshiki Mori		President and CEO, ÆON Credit Service Co., Ltd.
Yoshiharu Kawato		President and CEO, ÆON Mall Co., Ltd.
Yoshiharu Fukuhara	Chairman, Compensation Committee; Audit Committee	Honorary Chairman of Shiseido Co., Ltd.
Genzo Yamazaki	Chairman, Audit Committee; Compensation Committee	Attorney at Law
Masami Ishizaka	Audit Committee; Nomination Committee	Vice Chairman, The General Insurance Association of Japan
Mikio Sasaki	Chairman, Nomination Committee	Chairman and Director of Mitsubishi Corporation.

(Translation for reference only)

2) Executive officers

Rank	Name	Area of responsibility and representative directorships at other corporations
President and Representative Executive Officer	Motoya Okada	
Executive Vice President	Naoki Hayashi	Shopping Center Development Business; Chairman and Representative Director of Diamond City Co., Ltd.
Executive Vice President	Akihito Tanaka	China Business
Executive Vice President	Masaaki Toyoshima	Corporate Strategy and Corporate Business Development
Executive Vice President	Kunihiko Hisaki	Merchandising & Household Items and Leisure Goods Division
Executive Vice President	Shouhei Murai	GMS Operations and Sales
Senior Vice President	Tetsu Tomonaga	Supply Chain Management
Senior Vice President	Atsunobu Agata	Information Technology
Senior Vice President	Akinori Yamashita	Finance, Accounting and Affiliated Companies
Senior Vice President	Tetsuo Imoto	Personnel Management, General Affairs and Business Ethics
Senior Vice President	Yuichiro Okauchi	Food Merchandising Division
Senior Vice President	Yasuhide Chikazawa	Kanto Regional Company
Senior Vice President	Yoshitomo Suzuki	Health & Beauty-care Merchandising Division; Non-Food and Health Department
Senior Vice President	Yuiken Tsutsumi	Corporate Communications Department
Senior Vice President	Kazunori Umemoto	Administration Control Division
Senior Vice President	Yoshihiro Izuka	Apparel Merchandising Division
Senior Vice President	Tsutomu Kajita	Overseas Business and Overseas Business Planning
Vice President	Kunio Nakamura	Maxvalu Division
Vice President	Korehide Arai	Apparel Planning Team
Vice President	Shuichiro Hara	Finance Division
Vice President	Shigeyuki Hayamizu	Planning Department, Drugstore Business
Vice President	Soichi Okazaki	Supercenter Business Division
Vice President	Kazumasa Ishii	Beijing Project Team
Vice President	Hideshi Shigita	Personnel Division
Vice President	Nobuhisa Takahashi	Shopping Center Business
Vice President	Yuhou Iesaka	Chubu Regional Company

Rank	Name	Area of responsibility and representative directorships at other corporations
Vice President	Masao Tsuiki	Nishi-Nihon Regional Company
Vice President	Koichi Matsuhaba	Kita-Nihon Regional Company
Vice President	Mitsuko Tsuchiya	Customer Relations and Customer Service
Vice President	Kuniaki Miyachi	Quality Control

(Note 1) In addition to his position as director, Motoya Okada concurrently holds position as executive officer.

(Note 2) Yoshiharu Fukuhara, Genzo Yamazaki, Masami Ishizaka, and Mikio Sasaki are all outside directors as stipulated under the Corporation Law.

(Note 3) The following personnel changes occurred during the year ended February 20, 2007:

- *May 12, 2006: Directors Toshiji Tokiwa, Yutaka Furutani and Minoru Makihara each retired from these positions upon the completion of their respective terms.*
- *May 12, 2006: Hideo Nojima, Yoshiharu Kawato, and Mikio Sasaki were each newly elected and appointed as directors.*
- *May 12, 2006: Senior Executive Vice President Yutaka Furutani, Executive Vice President Tatsuichi Yamaguchi, Senior Vice Presidents Noriyuki Murakami and Toshio Kawamoto, Vice Presidents Keiichi Ishimoto, Akira Fujimoto, Akio Kaguri, Minoru Mukai, and Tadanori Uemura retired from these positions upon the completion of their respective terms.*
- *May 12, 2006: Senior Vice Presidents Tetsuo Imoto and Tsutomu Kajita, and Vice Presidents Shuichiro Hara, Kazumasa Ishii, Hideshi Shigita, Nobuhisa Takahashi, Yuhou Iesaka, Masao Tsuiki, Koichi Matsuhaba, Mitsuko Tsuchiya and Kuniaki Miyachi were each elected and appointed to their respective positions.*
- *May 12, 2006: Executive Vice Presidents Masaaki Toyoshima, Kunihiko Hisaki and Shouhei Murai and Senior Vice Presidents Yuichiro Okauchi, Yasuhide Chikazawa, Yoshitomo Suzuki, Yuiken Tsutsumi, Kazunori Umemoto and Yoshihiro Izuka were each elected and appointed to their respective positions.*

3) Items related to outside directors

i. Directorships with executive authority at other companies; other outside directorships

- Yoshiharu Fukuhara is Honorary Chairman of Shiseido Co., Ltd. The Company engages in business transactions with Shiseido Co., Ltd. related to merchandise, etc. Mr. Fukuhara also serves as outside director of the Mizuho Financial Group, Inc.
- Mikio Sasaki is Chairman and Director of Mitsubishi Corporation. The Company engages in business transactions with Mitsubishi Corporation related to merchandise, etc. Mr. Sasaki is also outside director of the following companies: Mitsubishi Steel Mfg. Co., Ltd; Mitsubishi Electric Corporation; Mitsubishi Heavy Industries, Ltd., Mitsubishi Motors Corporation; and Nikko Cordial Corporation.

ii. Major activities during the year under review

- Yoshiharu Fukuhara attended all 7 Board of Directors meetings and 12 out of the 13 Audit Committee meetings held during the year. Mr. Fukuhara used his extensive experience as a corporate manager and his surpassing insight in business affairs to provide guidance to the Company. As chairman of the Compensation Committee, Mr. Fukuhara worked on a critical review of the compensation system with the aim of enhancing its fairness and transparency.
- Genzo Yamazaki attended all 7 Board of Directors meetings and all 13 Audit Committee meetings held during the year, the latter as its chairman. Mr. Yamazaki used his expertise as an attorney to advise the Company on the use of audits to maintain compliance in company management.
- Masami Ishizaka attended all 7 Board of Directors meetings and all 13 Audit Committee meetings held during the year. Based on his extensive career and on his expert knowledge, Mr. Ishizaka provided timely guidance to the Company on matters related to enhancing the transparency and objectivity of management.
- Mikio Sasaki attended all 6 Board of Directors meetings held since his assumption of office on May 12, 2006. Based on his extensive experience as the chief executive of a global business enterprise, Mr. Sasaki has provided valuable advice to the Company on ways to enhance corporate governance and maintain stability and control in management.

iii. Summary of agreements limiting liability

- To be able to attract persons capable of contributing as outside directors, the Company has entered into agreements which limit the liability of each outside director. For damages as set forth in Article 423, Paragraph 1 of the Corporation Law, these agreements state that, when outside directors carry out their duties in good faith and with no serious negligence, their liability to compensate the Company is limited to 15,000,000 yen or to an amount stipulated by law, whichever is higher; and that they are exempt from an outside director's obligation to compensate the Company for all amounts that exceed these limits.

4) Policies on Personal Remuneration for Directors and Executive Officers

i. Remuneration for individual directors and executive officers shall be determined in a fair, efficient and highly transparent manner to create strong and performance-linked incentives for senior managers to execute management strategy.

ii. Individual remuneration shall comprise "basic remuneration," "performance-based remuneration for executive officers," and "stock compensation-type stock options."

a. "Basic remuneration" shall be paid monthly to directors and executive officers; the amounts shall be limited to the standard amounts set for each rank and shall be determined on an individual basis.

b. "Executive performance remuneration" shall be a sum paid to executive officers after the end of each business year based on the annual results achieved for the year in question. It shall consist of the total of two remuneration components based on the financial results of ÆON Co., Ltd. and the results achieved by individual officers.

- The corporative performance-linked remuneration payable to executive officers shall be a multiple of the standardized remuneration applicable to each senior management rank, based on the degree to which ÆON has achieved designated financial targets.
- The personal performance-linked remuneration payable to executive officers shall be a multiple of the standardized remuneration applicable to each senior management rank, based on the results of an evaluation of that individual's performance.

c. "Stock compensation-type stock options" are granted to executive officers in the form of stock acquisition rights following the end of each business year, based on performance during the year.

iii. The Company shall not pay directors' compensation to directors who also perform executive duties (including duties in subsidiaries).

5) Total Remuneration paid to the Company's directors and executive officers

	Directors		Executive officers		Total		
Millions of yen	Number paid	Amount paid	Number paid	Amount paid	Number paid	Amount paid	Remarks
Remuneration based on Compensation Committee resolution	-	-	30	382	30	382	(Note 1)
Remuneration through stock compensation-type stock options	-	-	30	174	30	174	(Note 2)
Basic remuneration based on Compensation Committee resolution	5	68	30	573	35	641	

(Note 1) Performance-linked remuneration for executive officers, which is based on performance during the year ended February 20, 2007, was determined at a meeting of the Compensation Committee held on April 4, 2007. The Company plans to pay this remuneration in May 2007.

(Note 2) Remuneration through stock Remuneration-type stock options, which is based on performance during the year ended February 20, 2007, will be determined at a meeting of the Board of Directors held on April 4, 2007. The Company will issue the options on April 21, 2007. The amounts to be paid have been calculated on the basis of the closing price of the Company's shares on the Tokyo Stock Exchange on February 20, 2007.

(Note 3) As of the end of the business year, the Company had 8 directors and 30 executive corporate officers; the "Number paid" above does not include directors or executive corporate officers who resigned on or before May 12, 2006.

The Company does not pay directors' Remuneration to the three directors who concurrently manage daily operations (including operations at subsidiaries).

(Note 4) The total amount paid to the four outside directors is 35 million yen.

(Note 5) The following table shows total compensation paid to executive corporate officers who held office as of February 20, 2007, and allocations of stock acquisition rights.

Rank	Number of persons	Total amount paid	Number of stock acquisition rights	Number of shares that are the subject of the rights
President and Representative Executive Officer	1	84 million yen	54	5,400
Executive Vice President	5	249 million yen	150	15,000
Senior Vice President	11	429 million yen	253	25,300
Vice President	13	366 million yen	208	20,800

(8) Independent Auditor

1) Name: Tohmatsu & Co.

The Company uses other auditors to audit the financial statements of its overseas subsidiaries.

2) Amount of compensation

i. Amount of compensation paid for services rendered as independent auditors during the fiscal year under review	89 million yen
ii. Total cash and other compensation paid by ÆON Co., Ltd. and its subsidiaries to their independent auditors	705 million yen

(Note 1) Since the auditing services contract between ÆON Co., Ltd. and the independent auditors does not make a clear distinction between the remunerative amounts payable to the independent auditors in respect of auditing services rendered under of the Corporation Law and amounts payable for auditing services rendered under the Securities Exchange Law, the amount shown in i. above represents the total sum for these two categories.

(Note 2) The Company and its subsidiaries paid compensation to their independent auditors for advice and guidance on internal control system regarding financial statements, which is not a statutory auditing duty stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Law.

(Note 3) Five of the Company's major subsidiaries including THE TALBOTS, INC. are audited by other independent auditors.

3) Policy regarding decisions to terminate or not to reappoint the independent auditor

If the Audit Committee determines that actions by the independent auditor violate or conflict with the Corporation Law or other laws; or if the Audit Committee determines that a significant event has arisen causing trust to be lost in the independent auditor.

(Translation for reference only)

(9) ÆON Group Employees

	Number of employees
GMS and other retail store operations	40,682 [124,103]
Specialty store operations	9,324 [20,635]
SC development operations	895 [432]
Services and other operations	12,262 [22,783]
Consolidated	63,163 [167,953]

(Note 1) Figures refer to employees on the full-time payroll of ÆON Group companies (excluding any employees seconded to companies outside the ÆON Group, but including any external workers on temporary loan to ÆON Group companies). Figures in parentheses refer to part-time employees.

(Note 2) Numbers of part-time employees represent the average number during the term (calculated by 8 working hours/day).

(Note 3) The Company has 13,958 employees (including 103 persons assigned temporarily to work at the Company from subsidiaries and other companies; the 13,958 does not include 852 persons who have been assigned by the Company to work temporarily at subsidiaries, etc. The Company also employs 62,360 part-time workers (converted on the basis of 160 hours per person).

(10) Principal Creditors

Millions of yen;	Amount
Mizuho Corporate Bank, Ltd.	11,437
The Norinchukin Bank	7,543
Sumitomo Mitsui Banking Corporation	7,000
Resona Bank, Ltd.	7,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,000
Development Bank of Japan	5,452
Mitsubishi UFJ Trust and Banking Corporation	4,000
The Chuo Mitsui Trust & Banking Co., Ltd.	3,500
The Dai-ichi Mutual Life Insurance Company	3,000
Shinkin Central Bank	3,000

(Translation for reference only)

(11) Group Status

1) Major subsidiaries

	Capital	Voting Rights (%)	Major Businesses
THE TALBOTS, INC.	US$473.11 million	55.41	Ladies' fashion retailing
MYCAL Corporation	¥20,000 million	100.00	General merchandise retailing
ÆON Credit Service Co., Ltd.	¥15,466 million	50.30	Financial services
Diamond City Co., Ltd.	¥8,866 million	60.21	SC development
ÆON Mall Co., Ltd.	¥7,796 million	56.01	SC development; insurance agency
Ministop Co., Ltd.	¥7,491 million	54.05	Convenience stores
AEON Co. (M) Bhd.	M$196.1 million	51.00	General merchandise retailing
Cox Co., Ltd.	¥4,503 million	72.98	Family casual fashion retailing
AEON Credit Service (Asia) Co., Ltd.	HK$269.4 million	66.22	Financial services
Posful Corporation	¥4,099 million	34.20	General merchandise retailing
Maxvalu Chubu Co., Ltd.	¥3,850 million	58.55	Supermarket
ORIGIN TOSHU Co., Ltd.	¥3,268 million	95.49	Stores serving prepared take-home foods and boxed meals
Sunday Co., Ltd.	¥3,240 million	53.87	Home center
ÆON DELIGHT Co., Ltd.	¥3,238 million	60.06	Maintenance services
ÆON Kyushu Co., Ltd.	¥2,244 million	75.48	General merchandise retailing
Maxvalu Tokai Co., Ltd.	¥2,167 million	69.31	Supermarket
AEON Stores (Hong Kong) Co., Ltd.	HK$115.1 million	71.64	General merchandise retailing
ÆON Fantasy Co., Ltd.	¥1,747 million	67.56	Amusement arcade operator services
Maxvalu Nishinihon Co., Ltd.	¥1,667 million	63.83	Supermarket
Blue Grass Co., Ltd.	¥1,584 million	72.45	Young casual fashion retailing
Maxvalu Tohoku Co., Ltd.	¥1,335 million	69.09	Supermarket
Certo Corporation	¥1,222 million	74.56	Business supplies, vending machines
Maxvalu Hokkaido Co., Ltd.	¥1,176 million	58.13	Supermarket
AEON Thana Sinsap (Thailand) Plc.	THB250 million	63.12	Financial services
Zwei Co., Ltd.	¥444 million	82.47	Bridal information services

(Note) Voting right percentages also include indirect ownership stakes.

(Translation for reference only)

4. Company Structure and Policies

(1) Corporate governance

Measures to Improve Corporate Governance and Implementation Status

ÆON Co., Ltd. has adopted the "Company with Committees" system as its governance structure. This structure provides a clear separation between the supervisory and executive roles of directors and executive officers. To ensure prompt management decision-making, substantial authority has been delegated to executive officers with regard to the achievement of the medium-term and long-term goals. At the same time, the supervisory powers of directors have been strengthened to ensure transparency and objectivity in management decision-making, and to improve returns to shareholders.

1) Operational management and business oversight structures


General Meeting of Shareholders
Appointment/discharge
Propose appointment/ dismissal of directors
Appointment/ dismissal
Propose appointment/ dismissal of independent auditors
Independent Auditors
Audit
Executive Officers
President and Representative Executive Officer and the following 30 officers (including 1 in concurrent directorship)
ÆON Executive Committee (senior management body)
Supervision* Appointment dismissal
Compensation decisions
Audit
Nomination Committee
Outside directors (2)
Inside director (1)
Chair;Outside director
Compensation Committee
Outside directors (2)
Inside director (1)
Chair;Outside director
Audit Committee
Outside directors (3)
Chair;Outside director
Board of Directors
ÆON 's Original Advisory Council
*The same person may serve as outside director no more than five timesto assure objectivit

2) Status of Committees

	Meeting status	Principal roles
Board of Directors	Met 7 times	- Supervision of the performance of duties of directors and executive officers - Decisions on matters that require resolution by the Board of Directors under the provisions of Article 416 of the Corporation Law and that cannot be delegated to executive officers
Audit Committee	Met 13 times	- Auditing of the performance of duties by directors and executive officers - Decisions pertaining to the content of motions to be put to shareholders' meeting concerning the appointment, dismissal and non-reappointment of independent auditors
Nomination Committee	Met 3 times	- Decisions concerning the content of motions to be put to shareholders' meeting concerning the appointment and dismissal of directors
Compensation Committee	Met 4 times	- Decisions concerning the content of personal remuneration received by directors and executive officers

3) Outline of ÆON Advisory Committees

In seeking to realize its corporate philosophy of "The Customer First" and to formulate concrete policies for its CSR (corporate social responsibility) activities, the Company has established its own advisory committees composed of esteemed and knowledgeable leaders from the community. Its intention was to prevent any actions or decisions taken in these areas from being excessively swayed by limited internal information or by a homogenized value system. The committee, through its regular meetings, provides a time and place for the infusion of knowledge and wisdom from such outside leaders.

During the year under review, the Customer Advisory Council met twice for discussions on the theme of "stores that offer the world's most pleasing atmospheres." In the face of changing operating environments hereafter, the participants offered opinions and advice on creating enjoyable shopping experiences which will satisfy customers in the postwar baby-boom generation.

(2) Summary of resolutions by the Board of Directors regarding organizational structures that are required to ensure the proper execution of the Company's operations, including those for the Audit Committee to execute its duties and those to ensure that executive officers execute their duties in accordance with the law and with the Articles of Incorporation

1) Matters related to auditing

- The approval of the Audit Committee is required for any personnel changes within the Internal Audit Division, which assists the Audit Committee in its work.
- Regular reports are provided to the Audit Committee on the status of internal auditing/control activities covering the entire group and on messages that have been received through the Company's internal notification system, which is accessible by all of the group's employees
- In addition to participating in important meetings, the members of the Internal Audit Division receive reports from executive officers and others, and pass this information on to the Audit Committee.

2) Preservation and management of information

The minutes of all meetings are prepared by the respective secretariats, which also store the minutes; documentation for the decisions reached at such meetings is also stored and managed by each secretariat, according to topic.

3) Risk management

The senior executive responsible for risk management is charged with creating the Company's risk management system, reporting to the ÆON Executive Committee (the Company's senior management body). The Internal Audit Division is responsible for monitoring the operational status of the risk management system.

4) Structure for efficient execution of duties

Job descriptions and authority for each position within the Company are determined by regulations which spell out responsibilities and authority. In addition to promoting the organized and efficient running of the Company's operations, this structure also functions as a checking mechanism by stipulating which departments may be consulted.

5) Compliance structure

The Company has built a compliance structure that begins with the adoption and strict enforcement of an ÆON code of conduct, which all of the group's employees are expected to follow. It also holds periodic training sessions which are designed to keep employees abreast of the latest changes in the law.

6) Management of group companies

The aim in managing group companies is to promote group integration while maintaining the autonomy and distinctiveness of each company's operations. Toward this end, the ÆON Management Committee (the group's highest level management committee) deliberates on each company's management plan, while the respective corporate divisions, functioning as group headquarters, provide operational guidance.

(3) Basic Company policy regarding control

1) Basic policy, and actions contributing to its realization

With the customer always providing the basic impetus, ÆON adheres to the unchanging ideals of pursuing peace, respecting human beings, and contributing to local communities. Within this framework, ÆON endeavors to effect measures which lead to customer satisfaction and to a continual enhancement of enterprise value. These ideals form the essential core of ÆON's enterprise value.

There are other elements that go into the formation of ÆON's enterprise value, beyond continual and long-term growth, cooperating and collaborating with partners and allies. These include various other values, such as ensuring employment, enhancing citizenship and culture, and conserving the environment and contributing to society.

To practice business correctly and meet the Company's social responsibilities, there is a need to concretize these ideals over the long-term. We believe that those who control decisions on the Company's financial and operational policies must be persons capable of sustaining and developing ÆON's enterprise value as described above.

2) Measures to prevent inappropriate management

Although the Company's shares are listed on the stock exchange and can be freely bought and sold, groups intent on pursuing short-term profits may sometimes propose an acquisition that ultimately endangers the interests of shareholders. The Company believes that any decision to accept or reject a proposed acquisition rests with the shareholders. When such a proposal arises, the Company believes that shareholders must be given substantial and accurate information, as well as sufficient time, to make their decisions. It

was toward this end that the Company, at its Board of Directors Meeting on April 5, 2006, adopted and announced its "Policy for Responding to Large Acquisitions of Shares (Takeover Protection Policy)," which will take effect when acquisitions are clearly detrimental to the interests of general shareholders. The Company reported this decision to shareholders at the 81st Ordinary General Meeting of Shareholders held on May 12, 2006.

This is an "advance warning-type" takeover protection policy. Under this policy, the Company requires that any person(s) seeking to purchase more than 20% of the voting rights in the Company respect certain rules of acquisition, including the need to provide the Company with adequate information. Under these rules, prospective buyers will need to provide, among other information, the following: a general description of the person(s) making the acquisition; the basis for their calculations of the purchase price; methods of acquisition; source of funds for the acquisition; and management policy to be adopted following the acquisition.

When such a buyer appears on the scene, the Company's Board of Directors will establish a Committee to Evaluate Enterprise Value, whose members will consist of two outside experts and the Company's outside directors. Based on the information that it has received, the Board of Directors will seek the committee's opinions on the information submitted by the prospective buyer. While giving the utmost weight to the opinions of the committee, the board will, within the prescribed evaluation period (between 60 and 90 days), announce the results of its evaluation of the proposed purchase. To further enhance the objectivity of their judgments, the Board of Directors and the Committee to Evaluate Enterprise Value may seek the opinion of other experts on a timely basis. On the other hand, if the buyer fails to abide by the above-mentioned rules, or if it becomes evident that shareholders' interests will be harmed because reasons exist to suspect that the buyer's aim is to demand that the Company buy back the shares at an inflated price, or that its aim is to sell the shares at a profit, the Board of Directors may, without waiting for the passage of the prescribed evaluation period, adopt countermeasures which include the issuance of new stock, the issuance of stock acquisition rights, etc.

At each stage in this process, the Company will provide shareholders with sufficient information in a timely manner to enable them to make their decisions.

3) Determinations by the Board of Directors regarding the consistency of actions noted in 2) with the Company's basic policies, etc.

The material that the Company requires the potential acquirer to provide consists not only of basic information about the acquirer but also information on who is behind the financing, on financing schemes, on items related to the legality of stock acquisition methods, and on management plans following completion of the acquisition. Disclosing this information will not only demonstrate concretely the attitudes of the purchaser toward ÆON's management ideals (the above-mentioned "basic policy") but also, and most importantly, add to the information that shareholders will have to make their decisions.

Therefore, the Board of Directors believes that the aforementioned policy vis-à-vis prospective large acquisitions is aligned with the Company's basis policy and with the interests of shareholders, and believes that this policy has not been adopted to maintain the status of the Company's directors.

Moreover, the Company's directors serve one-year terms of office. When necessary, the Board of Directors critically reviews the aforementioned basic policy regarding control of the Company.

(4) Policy regarding decisions on dividends

The Company believes that there is a need to optimize the balance between enhancing enterprise value through medium-to-long term growth and returning profits to shareholders, and considers measures to achieve this balance to be an important management policy. In deciding on its dividend policy, the Company weighs financial performance on a consolidated basis in light of its belief in the need to reward shareholders for entrusting it with their capital.

More specifically, while setting as a minimum an annual dividend of 15 yen per share, the Company has established a goal of achieving a dividend payout ratio of 15% or more on a consolidated basis, and will endeavor to increase this payout in line with profit growth. On the other hand, it will utilize retained earnings to invest in the growth that is necessary and essential for the future development of the Company. And, by enhancing enterprise value through medium-to-long term growth, it will respond to the expectations of shareholders.

[Dividends for the year under review]

Net income for the term was 24,452 million yen. In accordance with the Company's policy regarding dividends, etc. paid out of retained earnings, the Company will pay an ordinary dividend of 15 yen per share. The Company will begin paying dividends (date that dividend rights take effect) on Friday, April 20, 2007.

[Important facts bearing on the status of the group which have arisen after the end of the business year]

1. Equity and operational alliance with The Daiei, Inc. and Marubeni Corporation

On March 9, 2007, the Company concluded an agreement to enter into an operational and equity-based alliance with The Daiei, Inc. and Marubeni Corporation. Under this agreement, the Company has acquired for 46.2 billion yen 29,860,000 shares of Daiei's *Ko-type* deferred shares with voting rights (15.0% of total outstanding shares) that were owned by Marubeni, and for 16.5 billion yen 26,201,000 shares of Maruetsu Inc. (20.33% of total outstanding shares) that were owned by Daiei.

In addition, the Company and Marubeni Corporation each acquired approximately 10 billion yen of the other's shares.

2. Regarding the merger of SC development subsidiaries

At their respective Board of Directors' meetings held on March 20, 2007, ÆON Mall Co., Ltd. and Diamond City Co., Ltd., two of the company's subsidiaries, adopted resolutions approving a merger between the companies, contingent upon the approval of shareholders at their respective Ordinary General Meeting of Shareholders on May 17, 2007. Under the proposal, the merger will take effect on August 21, 2007, with ÆON Mall Co., Ltd. being the continuing company.

The merger will integrate the site-development and tenant-leasing capabilities of two of Japan's leading specialized shopping center developers. Through this integration of knowledge and management resources, the company will further its global growth strategy and also enhance its ability to compete on costs.

3. Addition of Posful Corporation to the group as a consolidated subsidiary and the transfer of business

On April 23, 2007, the Company underwrote a capital increase through a third-party allocation of shares for Posful Corporation and incorporated the company into the AEON Group as a consolidated subsidiary.

Contingent upon the approval of the shareholders of Posful Corporation at the company's Ordinary General Meeting of Shareholders on May 30, 2007, AEON Co., Ltd. will transfer its GMS business in Hokkaido to Posful Corporation effective August 21, 2007. Through this transaction, the companies will aim not only to concentrate their managerial resources and to increase operational efficiencies. By taking advantage of the strengths of both companies, they will also aim to build a stronger foundation of profitability and to create opportunities for further development and growth of the GMS business in the Hokkaido area.

4. Regarding the merger of Kyushu area subsidiaries

At their respective Board of Directors' meetings held on April 2, 2007, ÆON Kyushu Co., Ltd. and MYCAL Kyushu Corporation, two of the Company's subsidiaries, adopted resolutions approving a merger between the companies, contingent upon the approval of the shareholders of MYCAL Kyushu Corporation at the company's Ordinary General Meeting of Shareholders on May 8, 2007. Under the proposal, the merger will take effect on August 21, 2007, with ÆON Kyushu Co., Ltd. being the continuing company.

Through this transaction, the companies will seek to concentrate their managerial resources and increase operational efficiencies in order to further promote operations that are rooted in each community. By taking advantage of the strengths of both companies, the combined company will also aim to build a stronger foundation of profitability and to create opportunities for further development and growth in the Kyushu area.

(Note 1) The amounts and number of share shown in this Business Report have been rounded off to the appropriate units used in the document.

(Note 2) Figures shown for sales do not include consumption taxes.

(Translation for reference only)

Consolidated balance sheet

As of February 20, 2007; Millions of yen

Assets		Liabilities	
Current assets	**1,662,107**	**Current liabilities**	**1,232,134**
Cash and deposits	398,375	Notes and accounts payable	517,469
Notes and accounts receivable	322,989	Short-term borrowings	98,979
Marketable securities	4,478	Current portion of long-term debt	143,546
Merchandise inventories	322,182	Current portion of bonds	30,000
Deferred tax assets	35,773	Commercial paper	6,000
Finance receivable	507,115	Corporation taxes payable	57,854
Others	112,875	Accrued bonuses	14,701
Allowance for doubtful accounts	(41,681)	Current portion of accrued store closing expenses	3,209
Fixed assets	**1,871,174**	Reserve for point system	3,776
Tangible fixed assets	**1,148,307**	Current portion of secured and unsecured obligation under reorganization procedures	2,501
Buildings and structures	719,892		
Equipment and fixtures	117,775	Notes payable for facilities and equipment	64,563
Land	282,069	Allowance for impairment loss on leased property	1,879
Construction in progress	22,431		
Others	1,138	Others	287,651
		Long-term liabilities	**1,101,427**
Intangible fixed assets	**140,273**	Bonds, less current portion	198,509
Software	27,036	Long-term debt, less current portion	564,553
Goodwill	64,286	Deferred tax liabilities	17,046
Others	48,951	Employees' termination benefits and pension liabilities	46,691
Investments and other assets	**587,593**	Retirement allowance for directors	1,999
Investment securities	131,355	Accrued store closing expenses, less current portion	8,794
Deferred tax assets	45,583		
Fixed leasehold deposits	341,785	Allowance for contingent losses	1,692
Store rent suspense accounts	3,948	Allowance for losses from reimbursement of loan payment	6,989
Others	83,761		
Allowance for doubtful accounts	(18,840)	Secured and unsecured obligation under reorganization procedures	11,911
Deferred assets	**1,063**	Lease deposits from lessees	209,105
Stock issue costs	1,063	Allowance for impairment loss on leased property	5,121
		Others	29,012
		Total liabilities	**2,333,562**
		Equity	
		Shareholders' equity	**882,086**
		Common stock	198,791
		Capital surplus	264,704
		Retained earnings	419,438
		Treasury stock	(848)
		Valuation/translation gains (losses)	**30,551**
		Unrealized gains (losses) on other securities	23,547
		Deferred hedging profit (loss)	(135)
		Foreign currency translation adjustments	7,139
		Stock acquisition rights	**305**
		Minority interests in consolidated companies	**287,840**
		Total equity	**1,200,783**
Total assets	**3,534,346**	**Total liabilities and equity**	**3,534,346**

(Translation for reference only)

Consolidated statement of income

Year ended February 20, 2007; Millions of yen	
Net sales	**4,345,308**
Cost of goods sold	**3,086,681**
Gross profit on sales	**1,258,626**
Rental and other revenues	479,466
Gross operating income	**1,738,093**
Selling, general and administrative expenses	1,548,365
Operating income	**189,728**
Nonoperating income	
Interest income	3,796
Dividend income	1,201
Amortization of goodwill	3,865
Others	10,674
	19,539
Nonoperating expenses	
Interest expenses	10,801
Equity in loss of affiliated companies	5,226
Others	4,935
	20,963
Ordinary income	**188,303**
Extraordinary income	
Gain on sales of fixed assets	2,552
Gain on sales of investment securities	7,955
Others	6,556
	17,064
Extraordinary losses	
Loss on disposition of fixed assets	3,061
Impairment losses	32,804
Provision for loss on excess interest repayments	2,402
Provision for loss on store closures	1,846
Others	11,487
	51,602
Income before taxes and other adjustments	**153,765**
Corporate, resident and enterprise taxes	82,934
Deferred taxes	(21,156)
	61,778
Minority interest in earnings of consolidated companies	34,331
Net income	**57,656**

(Translation for reference only)

Consolidated statement of changes in equity

Millions of yen; February 20, 2007	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of Feb 20, 2006	101,798	167,710	376,532	(763)	645,277
Changes during the term					
Distribution of earnings by the Board of Directors in April 2006			(10,872)		(10,872)
Directors' bonuses			(322)		(322)
Net income			57,656		57,656
New shares issued as a result of capital increase	96,992	96,992			193,985
Acquisition of treasury stock				(85)	(85)
Disposal of treasury stock		0		1	2
Decreases associated with changes in interests in subsidiaries			(4,004)		(4,004)
Others			449		449
Other changes in non-shareholders' equity items during the term (net)					
Total changes during the term	96,992	96,993	42,906	(84)	236,809
Balance as of Feb 20, 2007	198,791	264,704	419,438	(848)	882,086

Millions of yen; February 20, 2007	Valuation/translation gains (losses)						
	Unrealized gains (losses) on other securities	Deferred hedging profit (loss)	Foreign currency translation adjustments	Total valuation /translation gains (losses)	Stock acquisition rights	Minority interest in consolidated subsidiaries	Total equity
Balance as of Feb 20, 2006	28,028	-	2,845	30,874	-	232,280	908,432
Changes during the term							
Distribution of earnings by the Board of Directors in April 2006							(10,872)
Directors' bonuses							(322)
Net income							57,656
New shares issued as a result of capital increase							193,985
Acquisition of treasury stock							(85)
Disposal of treasury stock							2
Decreases associated with changes in interests in subsidiaries							(4,004)
Others							449
Other changes in non-shareholders' equity items during the term (net)	(4,481)	(135)	4,293	(323)	305	55,559	55,541
Total changes during the term	(4,481)	(135)	4,293	(323)	305	55,559	292,351
Balance as of Feb 20, 2007	23,547	(135)	7,139	30,551	305	287,840	1,200,783

(Translation for reference only)

Nonconsolidated balance sheet

As of February 20, 2007; Millions of yen

Assets		Liabilities	
Current assets	**409,907**	**Current liabilities**	**466,617**
Cash and deposits	220,084	Notes payable	23,582
Notes receivable	486	Accounts payable - trade	162,767
Accounts receivable - trade	16,534	Current portion of long-term debt	16,047
Goods	120,136	Current portion of bond	20,000
Supplies	362	Accounts payable - other	23,958
Prepaid expenses	2,632	Accrued expenses payable	25,018
Deferred tax assets	8,815	Corporation taxes payable	19,579
Accounts receivable - other	27,575	Consumption taxes payable	3,013
Leasehold deposits collectible within 1 year	5,746	Advances received	2,039
Others	7,764	Deposits received	100,621
Allowance for doubtful accounts	(233)	Accrued bonuses	6,301
Fixed assets	**966,981**	Current portion of accrued store closing expenses	1,923
Tangible fixed assets	**394,047**	Notes payable for facilities and equipments	38,451
Buildings	242,374	Others	23,312
Structures	21,616	**Long-term liabilities**	**281,994**
Vehicles and delivery equipment	9	Bonds, less current portion	91,000
Equipment and fixtures	25,911	Long-term debt, less current portion	71,722
Land	92,093	Employees' termination benefits and pension liabilities	11,558
Construction in progress	12,041	Allowance for losses on investments and others	8,124
Intangible fixed assets	**15,156**	Accrued store closing expenses, less current portion	115
Software	13,455	Allowance for contingent losses	1,692
Land lease rights	101	Lease deposits from lessees	95,754
Leaseholder rights	390	Others	2,026
Telephone subscription rights	206	**Total liabilities**	**748,611**
Others	1,002	**Equity**	
Investments and other assets	**557,777**	**Shareholders' equity**	**608,944**
Investment securities	77,043	**Common stock**	**198,791**
Shares of affiliates	282,502	**Capital surplus**	**264,704**
Investments in affiliates	1,325	Additional paid-in capital	264,700
Long-term loans	158	Other capital surplus	4
Long-term prepaid expenses	23,482	**Retained earnings**	**146,225**
Deferred tax assets	21,871	Legal reserve	11,770
Fixed leasehold deposits	156,779	Other retained earnings	134,455
Others	17,821	Reserve for asset-reduction entries	8,703
Allowance for doubtful accounts	(23,207)	Reserve for special depreciation	833
Deferred tax assets	**1,063**	Special reserves	98,500
Stock issue costs	1,063	Retained earnings carried forward	26,418
		Treasury stock	**(777)**
		Valuation/translation gains (losses)	**20,091**
		Unrealized gains (losses) on other securities	20,240
		Deferred hedging profit (loss)	(149)
		Stock acquisition rights	**305**
		Total equity	**629,340**
Total assets	**1,377,952**	**Total liabilities and equity**	**1,377,952**

(Translation for reference only)

Nonconsolidated statement of income

Year ended February 20, 2007; Millions of yen	
Net sales	1,836,255
Cost of goods sold	1,353,484
Gross profit on sales	482,771
Other operating revenue	124,009
Gross operating income	606,781
Selling, general and administrative expenses	573,204
Operating income	**33,576**
Nonoperating income	
Interest income	912
Dividend income	12,617
Others	3,956
	17,486
Nonoperating expenses	
Interest expenses	1,801
Interest expenses on bonds	2,236
Others	2,979
	7,017
Ordinary income	**44,045**
Extraordinary income	
Gain on sales of shares in affiliates	20,892
Gain on sale of investment securities	6,116
Gain on reversal of allowance for doubtful accounts	883
Others	2,003
	29,896
Extraordinary losses	
Impairment losses	20,914
Transfer to allowance for losses on investments and others	5,865
Others	5,463
	32,243
Income before taxes and other adjustments	**41,698**
Corporate, resident and enterprise taxes	20,922
Deferred taxes	(3,675)
	17,246
Net income	**24,452**

(Translation for reference only)

Nonconsolidated statement of changes in equity

	Shareholders' equity						
		Capital surplus			Retained earnings		
Millions of yen; February 20, 2007	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings
Balance as of Feb 20, 2006	101,798	167,707	3	167,710	11,770	120,875	132,645
Changes during the term							
Reversal of voluntary reserves from earnings appropriated by the Board of Directors in April 2006 (Note 2)						-	-
Items appropriated out of earnings by the Board of Directors in April 2006 (Note 3)						(10,872)	(10,872)
Reserve for special depreciation related to the business year under review						-	-
Reversal of reserves for special depreciation related to the business year under review						-	-
Reserve for asset-reduction entry related to the business year under review						-	-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-
Reserve for special asset-reduction entry account related to the business year under review						-	-
Reversal of reserve for special asset-reduction entry account related to the business year under review						-	-
Net income (loss)						24,452	24,452
New shares issued as a result of capital increase	96,992	96,992		96,992			
Acquisition of treasury stock							
Disposal of treasury stock			0	0			
Other changes in non-shareholders' equity items during the term (net)							
Total changes during the term	96,992	96,992	0	96,993	-	13,579	13,579
Balance as of Feb 20, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225

(Translation for reference only)

Millions of yen; February 20, 2007	Shareholders' equity: Treasury stock	Shareholders' equity: Total shareholders' equity	Valuation/translation gains (losses): Unrealized gains (losses) on other securities	Valuation/translation gains (losses): Deferred hedging profit (loss)	Valuation/translation gains (losses): Total valuation/ translation gains (losses)	Stock acquisition rights	Total equity
Balance as of Feb 20, 2006	(763)	401,390	23,673	-	23,673	-	425,064
Changes during the term							
Reversal of voluntary reserves from earnings appropriated by the Board of Directors in April 2006 (Note 2)		-					-
Items appropriated out of earnings by the Board of Directors in April 2006 (Note 3)		(10,872)					(10,872)
Reserve for special depreciation related to the business year under review		-					-
Reversal of reserves for special depreciation related to the fiscal year under review		-					-
Reserve for asset-reduction entry related to the business year under review		-					-
Reversal of reserve for asset-reduction entry related to the business year under review		-					-
Reserve for special asset-reduction entry account related to the business year under review		-					-
Reversal of reserve for special asset-reduction entry account related to the business year under review		-					-
Net income (loss)		24,452					24,452
New shares issued as a result of capital increase		193,985					193,985
Acquisition of treasury stock	(14)	(14)					(14)
Sale of treasury stock	1	2					2
Other changes in non-shareholders' equity items during the term (net)			(3,432)	(149)	(3,582)	305	(3,276)
Total changes during the term	(13)	207,553	(3,432)	(149)	(3,582)	305	204,276
Balance as of Feb 20, 2007	(777)	608,944	20,240	(149)	20,091	305	629,340

(Translation for reference only)

(Note 1) Breakdown of other earned surplus

Millions of yen; February 20, 2007	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Balance as of Feb 20, 2006	961	9,329	361	98,500	11,723	120,875
Changes during the term						
Reversal of voluntary reserves from earnings appropriated by the Board of Directors in April 2006 (Note 2)	(291)	(404)	(361)		1,057	-
Items appropriated out of earnings by the Board of Directors in April 2006 (Note 3)	209	361	2		(11,446)	(10,872)
Reserve for special depreciation related to the business year under review	240				(240)	-
Reversal of reserves for special depreciation related to the business year under review	(286)				286	-
Reserve for asset-reduction entry related to the business year under review		71			(71)	-
Reversal of reserve for asset-reduction entry related to the business year under review		(654)			654	-
Reserve for special asset-reduction entry account related to the business year under review			61		(61)	-
Reversal of reserve for special asset-reduction entry account related to the business year under review			(64)		64	-
Net income (loss)					24,452	24,452
New shares issued as a result of capital increase						
Acquisition of treasury stock						
Disposal of treasury stock						
Other changes in non-shareholders' equity items during the term (net)						
Total changes during the term	(127)	(626)	(361)	-	14,695	13,579
Balance as of Feb 20, 2007	833	8,703	-	98,500	26,418	134,455

(Note 2) The following voluntary reserves, from earnings appropriated by the Board of Directors in April 2006, were reversed

Disposition of voluntary reserves

1. Reversal of reserve for special depreciation	*291 million yen*
2. Reversal of reserve for reduction entries for fixed assets	*404 million yen*
3. Reversal of special reserve for reduction entries for fixed assets	*361 million yen*

(Note 3) The following is a breakdown of earnings appropriated by the Board of Directors in April 2006

1. Dividends	*10,872 million yen*
2. Voluntary reserves	
(1) Reserve for special depreciation	*209 million yen*
(2) Reserve for reduction entries for fixed assets	*361 million yen*
(3) Special reserve for reduction entries for fixed assets	*2 million yen*
Total	*11,446 million yen*

(Translation for reference only)

Reference Materials for General Meeting of Shareholders

Agenda Item and Related Items

Agenda Item: Election of seven (7) members of the Board of Directors

The terms of office of all eight directors will end at this General Meeting of Shareholders. Accordingly, management submits for election of the Board of Directors seven candidates chosen by the Nomination Committee.

Candidate No.	Name (Date of Birth)	Career summaries, position in the Company, areas of responsibility, and representation of other corporations		Number of the Company's shares owned
1	Hideo Nojima (Jan 2, 1939)	Mar. 1964	Joined Okadaya Co., Ltd.	30,704
		May 1988	Appointed Director of the Company	
		May 1990	Appointed Managing Director of the Company	
		Feb. 1992	Appointed Senior Managing Director of the Company	
		May 1996	Appointed Director and Vice President of Diamond City Co., Ltd.	
		Jun. 1998	Appointed President and CEO of Diamond City Co., Ltd.	
		May 2004	Appointed Chairman of Diamond City Co., Ltd.	
		May 2006	Appointed Director and Chairman of the Board of the Company (current position)	
2	Motoya Okada (Jun. 17, 1951)	Mar. 1979	Joined the Company	427,796
		May 1990	Appointed Director of the Company	
		Feb. 1992	Appointed Managing Director of the Company	
		May 1995	Appointed Senior Managing Director of the Company	
		Jun. 1997	Appointed President and Representative Director of the Company	
		May 2003	Appointed Director and President and Representative Executive Officer of the Company (current position)	
		Sep. 2003	Appointed Chairman and CEO of MYCAL Corporation (current position)	
3	Yoshiki Mori (Sep. 16, 1950)	Mar. 1973	Joined the Company	7,500
		May 1984	Appointed Director of Japan Credit Service Co., Ltd. (now ÆON Credit Service Co., Ltd.)	
		May 1992	Appointed Managing Director of ÆON Credit Service Co. Ltd.	
		May 1994	Appointed Senior Managing Director of ÆON Credit Service Co. Ltd.	
		May 1995	Appointed President and Representative Director of ÆON Credit Service Co. Ltd. (current position)	
		May 1999	Appointed Chairman and CEO of AEON THANA SINSAP (THAILAND) PLC. (current position)	
		Jun. 1999	Appointed Chairman and CEO of AEON CREDIT SERVICE (ASIA) CO., LTD. (current position)	
		May 2003	Appointed Director of the Company (current position)	
		Apr. 2007	Appointed Chairman, Executive Committee for Comprehensive Financial Services Business of the Company (current position)	

(Translation for reference only)

Candidate No.	Name (Date of Birth)	Career summaries, position in the Company, areas of responsibility, and representation of other corporations		Number of the Company's stock owned
4	Yoshiharu Kawato (May 3, 1943)	Mar. 1966	Joined the Okadaya Co., Ltd.	41,772
		May 1986	Appointed Director of the Company	
		Feb. 1992	Appointed Managing Director of the Company	
		Apr. 1996	Appointed Senior Managing Director of the Company	
		May 2000	Appointed President and Representative Director of ÆON Kosan Co., Ltd. (current ÆON Mall Co., Ltd.) (current position)	
		May 2006	Appointed Director of the Company (current position)	
		Apr. 2007	Appointed Corporate Adviser of The Daiei, Inc. (current position)	
		Apr. 2007	Appointed Director, Corporate Advisor of ÆON Mall Co., Ltd. (current position)	
5	Genzo Yamazaki (Mar. 13, 1935)	Apr. 1964	Licensed to practice law	0
		Apr. 1979	Elected Vice Chairman, Daiichi Tokyo Bar Association	
		Apr. 1988	Elected Executive Director, Japan Federation of Bar Associations	
		Apr. 1996	Elected Chairman, Daiichi Tokyo Bar Association Elected Vice Chairman, Japan Federation of Bar Associations	
		Dec. 1997	Appointed bankruptcy trustee for Yaohan Japan Corp.	
		Feb. 2002	Appointed Corporate Auditor, Yaohan Co., Ltd. (now Maxvalu Tokai Co., Ltd.) (current position)	
		May 2003	Director of the Company (current position)	
6	Masami Ishizaka (Dec. 5, 1939)	Apr. 1963	Entered Ministry of Finance	0
		Jul. 1992	Director-General of Secretariat, Securities Trading Oversight Committee (MOF)	
		Jun. 1993	Director-General, Financial Bureau (MOF)	
		Jul. 1994	Director-General, Planning & Coordination Bureau, Environment Agency	
		Jul. 1995	Administrative Vice Minister, Environment Agency	
		Jul. 1996	Assistant Director, Auto Insurance Premium Assessment	
		Jul. 1998	Vice-President, Japan National Oil Corporation	
		Jul. 2004	Deputy Chairman, The General Insurance Association of Japan (current position)	
		May 2005	Appointed Director of the Company (current position)	
7	* Hideki Kurashige (Sep. 11, 1942)	Apr. 1966	Joined IBM Japan, Ltd.	0
		Jan. 1993	Appointed Executive Vice President of IBM Japan, Ltd.	
		Nov. 1993	Appointed Representative Director and President, Price Waterhouse Consultants	
		May 2000	Appointed Director and Corporate Advisor	
		Oct. 2002	Appointed Chairman and CEO of IBM Business Consulting Services KK	
		Feb. 2004	Appointed Director and President, Representative Corporate Executive Officer, Japan Telecom Co., Ltd.	
		Oct. 2006	Appointed Representative Director and President, RHJI Industrial Partners Asia, Inc. (current position)	

*(Note 1) * indicates newly appointed candidate for Board of Directors.*

(Note 2) Genzo Yamazaki, Masami Ishizuka, and Hideki Kurashige are outside director candidates.

(Note 3) Reasons for selecting outside directors; independence, and agreements limiting liability

(1) Each candidate meets the following requirements stipulated by the Company's Nominating Committee as necessary to be considered an independent outside director.

1) That the candidate has not served, either in the past or in the present, as director or executive officer involved in executive duties at the Company or any of its subsidiaries, or as manager or other employee of the Company or its subsidiaries

2) That the candidate subscribes to the Company's basic philosophy, code of conduct, etc.

3) *That the candidate has extensive experience as a chief executive officer or other corporate executive, or has comparable experience and knowledge and insight*

4) *That the candidate is able to make judgments independently of the Company's executives*

5) *That the candidate can participate in most of the Company's Board of Directors' Meetings and in the committees to which he or she is assigned*

(2) *Genzo Yamazaki has extensive experience as a lawyer and is respected for his professional judgment. We are recommending his election as outside director to benefit from the guidance that he would be able to provide in the area of ensuring sound management practices and of promoting compliance with the relevant laws.*

(3) *Masami Ishizaka has an extensive career and expert knowledge. We are recommending his election as outside director to benefit from the guidance that he would be able to provide in the area of enhancing the transparency and objectivity of management.*

(4) *Hideki Kurashige is director of Softbank Corp. and Softbank Telecom Corp. The Company engages in merchandise-related business transactions with both companies. Although Mr. Kurashige also served as director and adviser of the Company between May 2000 and May 2003, he was not directly involved in operations during that period.*

(5) *At the conclusion of this Ordinary General Meeting of Shareholders, the total number of years served by the reappointed outside directors will be 4 years for Mr. Genzo Yamazaki and 2 years for Mr. Masami Ishizaka.*

(6) *With respect to the responsibilities stipulated under Article 423, Paragraph 1 of the Corporation Law, the Company plans to enter into agreements with each of its outside directors which limit the liability of these directors. These agreements will state that, when outside directors carry out their duties in good faith and with no serious negligence, their liability to compensate the Company is limited to 15,000,000 yen or to an amount stipulated by law, whichever is higher; and that they are exempt from an outside director's obligation to compensate the Company for all amounts that exceed these limits.*

(Note 4) *Candidate for director Yoshiki Mori is a representative director of ÆON Credit Service Co., Ltd.; the Company has a business relationship with this company that encompasses, among other things, a contract for the provision of credit cards and associated services.*

(Note 5) *No other candidate for director has a similar kind of business relationships with the Company.*

(Translation for reference only)

[For reference]

Candidates for executive officers

Rank	Name	Area of responsibility
President and Representative Executive Officer	Motoya Okada	
Executive Vice President	Naoki Hayashi	Shopping Center Development Business, and Chairman, Executive Committeefor SC Development Business
Executive Vice President	Masaaki Toyoshima	Group Strategy, Corporate Business Development, and Affiliated Companies
* Executive Vice President	Yoshiharu Nishitani	Planning, Group Businesses
Executive Vice President	Kunihiko Hisaki	Merchandising
Executive Vice President	Shouhei Murai	Sales and Chairman, Executive Committee, for GMS Business
Senior Vice President	Kazunori Umemoto	Group Control
* Senior Vice President	Masato Nishimatsu	Group Finance and Accounting
Senior Vice President	Tetsuo Imoto	Group Personnel and General Affairs, and Business Ethics
Senior Vice President	Atsunobu Agata	Group Information Technology
Senior Vice President	Yuichiro Okauchi	Food Merchandising Division
Senior Vice President	Yuiken Tsutsumi	Group Communications Department
Senior Vice President	Tsutomu Kajita	Overseas Business, Overseas Business Planning and Chairman, Executive Committee for Overseas Business
Senior Vice President	Yasuhide Chikazawa	Kanto Regional Company
Senior Vice President	Yoshihiro Izuka	Apparel Merchandising Division
* Senior Vice President	Tsunenori Gouda	Reform Team Leader, Delica Business
Senior Vice President	Kunio Nakamura	Maxvalu Division
Vice President	Yuhou Iesaka	Chubu Regional Company
Vice President	Nobuhisa Takahashi	Shopping Center Business Division
Vice President	Shuichiro Hara	Corporate Business Development Division
Vice President	Hideshi Shigita	Personnel Management Division
Vice President	Korehide Arai	Apparel Shop Planning Division and Apparel Planning Department
Vice President	Masao Tsuiki	Nishi Nihon Regional Company
Vice President	Koichi Matsuhaba	Kita Nihon Regional Company

(Translation for reference only)

Rank	Name	Area of responsibility
Vice President	Mitsuko Tsuchiya	Group Customers and Branding Department
Vice President	Kuniaki Miyachi	Group Quality Control Division
Vice President	Shigeyuki Hayamizu	Planning Department, Drugstore Business
*Vice President	Mamoru Kuchihiro	Development Division
*Vice President	Hideki Wakabayashi	Financed Accounting Division and Finance Department
*Vice President	Ryoichi Morimoto	Group Area Strategy

The asterisks denote new executive officer candidates. The area of responsibility indicated for each candidate is the role that the candidate is expected to play as of May 11, 2007.

ANNEX A

Reference Information

1. Amended Shelf Registration Statement

   Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **April 14, 2006** filed with Kanto Local Finance Bureau

   Date of file: November 9, 2006
   April 3, 2007
   Submitted to: the Director of Kanto Local Finance Bureau

2. Amended Shelf Registration Statement

   Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **June 27, 2005** field with Kanto Local Finance Bureau

   Date of file: November 9, 2006
   April 3, 2007
   Submitted to: the Director of Kanto Local Finance Bureau

3. Amended Registration Statement (Issuance of these Subscription Right by the third-party Allocation).

   Amended Registration Statement relevant to the Registration Statement dated **October 18, 2006** filed with Kanto Local Finance Bureau

   Date of file: November 9, 2007
   Submitted to: the Director of Kanto Local Finance Bureau

4. Interim Report

   Interim Report filed with Kanto Local Finance Bureau

   Date of file: November 9, 2006
   Submitted to: the Director of Kanto Local Finance Bureau

5. Extraordinary Report

   Extraordinary Report ordered by Cabinet Office regarding the business disclosure.

   Date of file: April 3, 2007
   Submitted to: the Director of Kanto Local Finance Bureau

END